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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

STREAM GLOBAL SERVICES, INC.
(Name of the Issuer)

SGS HOLDINGS LLC
ARES CORPORATE OPPORTUNITIES FUND II, L.P.
ACOF MANAGEMENT II, L.P.
ACOF OPERATING MANAGER II, L.P.
ARES MANAGEMENT LLC
ARES PARTNERS MANAGEMENT COMPANY LLC
EGS DUTCHCO B.V.
EGS LUXCO S.ÀR.L.
PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.
PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.
PEP VI INTERNATIONAL LTD.
NEWBRIDGE INTERNATIONAL INVESTMENT LTD.
AYALA CORPORATION
AZALEA INTERNATIONAL VENTURE PARTNERS LTD.
LIVEIT INVESTMENTS LIMITED
(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

378981104
(CUSIP Number of Class of Securities)

SGS Holdings LLC
2000 Avenue of the Stars, 12th Floor
Los Angeles, California 90067
(310) 201-4100

Michael D. Weiner c/o Ares Management LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067 (310) 201-4100	Roman A. Bejger, Esq. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903 (401) 751-1770	Solomon M. Hermosura c/o Ayala Corporation 33/F Tower One & Exchange Plaza Ayala Avenue Makati City, Metro Manila, Philippines 1226 +63 (2) 916-5670

with copies to:

Ori Solomon, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael E. Weisser, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8249

           (Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.
☐ The filing of a registration statement under the Securities Act of 1933.

c.
☐ A tender offer.

d.
☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if this is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$20,921,371	$2,397.59

(1)
Calculated, for the purposes of determining the filing fee only, under the Securities Exchange Act of 1934. Assumes the acquisition of 6,437,345 shares of common stock, par value $0.001 per share, of Stream Global Services, Inc. at a price per share of $3.25.

(2)
The filing fee, calculated in accordance with Exchange Act Rule 0-11(c) and the Securities and Exchange Commission Fee Rate Advisory #3 for fiscal year 2012, was determined by multiplying the Transaction Valuation by 0.0001146.

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

i

SUMMARY TERM SHEET

        This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the "going private" merger involving Stream Global Services, Inc. ("Stream") and SGS Holdings LLC ("Parent"), how it affects you, what your rights are with respect to the merger as a stockholder of Stream and the position of the persons listed on the cover of the Schedule 13E-3 above the caption "Name of Persons Filing Statement," who are referred to herein as the "Filing Persons," on the fairness of the merger to you.

Introduction (Page 5).

        This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed in connection with potential privately negotiated purchases of shares of common stock, par value $0.001 per share ("Shares"), of Stream and a contemplated subsequent "short-form" merger that, if consummated, would result in Stream becoming a private company. For the reasons outlined below, the Filing Persons believe that Stream is not positioned to enjoy the benefits of public company status to a degree that such benefits outweigh the costs and other burdens of that status.

        As of January 31, 2012, the initial date of filing of this Schedule 13E-3 (the "Initial Filing Date"), Parent owns 70,070,028 Shares, or 91.6% of the issued and outstanding Shares. As of the Initial Filing Date, Ares Corporate Opportunities Fund II, L.P. ("Ares"), NewBridge International Investment Ltd. ("NewBridge") and EGS Dutchco B.V. ("EGS" and, together with Ares and NewBridge, the "Parent Members") own 51.5%, 29.3% and 19.2%, respectively, of the units of membership interest of Parent. From time to time after the Initial Filing Date, Parent intends to seek to acquire additional Shares in privately negotiated transactions with certain selected stockholders of Stream (the "Private Purchases"). Any such Private Purchases are expected to be financed by loans from the Parent Members to Parent. Thereafter, Parent intends to evaluate whether to conduct a short-form merger (the "Merger"), under Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), pursuant to which a newly-formed Delaware corporation subsidiary of Parent would merge with and into Stream, with Stream as the surviving corporation, as a means of acquiring all of the other Shares not owned directly or indirectly by any of the Filing Persons. Parent has not yet determined whether to proceed with the Merger. If consummated, the Merger would result in Parent owning all of the Shares, and the other stockholders of Stream (as of immediately prior to the Merger) no longer holding any Shares.

Purpose of and Reasons for the Merger (Page 7).

        The purpose of the Merger would be to provide the Public Stockholders with an opportunity to realize the value of their investment in Stream by receiving the merger consideration, which is expected to be $3.25 per Share in cash, without interest, for each of their Shares and for the Filing Persons to acquire the entire outstanding minority public interest in Stream. Following the Merger, Parent would own all of the Shares.

        In determining whether to acquire the entire outstanding minority public interest in Stream and to effect the Merger, the Filing Persons consider the following factors to be the principal reasons for taking Stream private at this time:

  •
  Stream has derived only minimal benefits from being a public company, as it has not issued equity in connection with a financing or other significant transaction, and it does not enjoy the increased visibility and other marketing benefits that generally arise from being a public company;

  •
  Stream has a small public float (estimated to be approximately $20.7 million as of November 7, 2011, the initial date of filing of amendments to the Statements on Schedule 13D of the Parent Members announcing their contemplation of the Merger (the "Announcement Date"), based on the last sale price for a Share on the last date on which the Shares traded prior to the Announcement Date and 6,437,345 Shares held by Stream's stockholders other than the Filing Persons (the "Public Stockholders") as of October 28, 2011), which the Filing Persons believe has resulted in relatively low institutional ownership of the Shares and the related consequences;

  •
  the low trading volume of the Shares may impede larger stockholders from achieving substantial liquidity and reduces the viability of the Shares as consideration in an acquisition transaction;

  •
  the volatile price of the Shares on the NYSE Amex Stock Exchange resulting from the low trading volume impedes the use of the Shares as consideration in an acquisition transaction or as incentives to employees and directors, impedes the ability of stockholders to sell their shares at a predictable price and distracts management from achieving both short- and long-term business objectives;

  •
  the minimal attention paid to the Shares by equity investment analysts, illustrated by the fact that only one equity investment analyst currently follows Stream, contributes to a relatively low trading volume;

  •
  Stream is required to report information to the public that may be helpful to actual or potential competitors in challenging Stream's business operations and taking market share, employees and customers away from Stream;

  •
  as a private company, Stream would experience a decrease in certain compliance and administrative costs associated with being a public company, as well as a reduction of the burdens associated with public company status; and

  •
  as a private company, Stream would benefit from the greater flexibility that Stream's management would have to take a long-term focus on continuing improvements to its business.

Principal Terms of the Merger (Page 5).

        If Parent determines to proceed with the Merger, the principal terms of the Merger are currently expected to be as follows:

  •
  The Merger (Page 5).  In connection with and immediately prior to the Merger, Parent would form a wholly-owned Delaware corporation ("MergerSub") and contribute all of the Shares owned by Parent to MergerSub. Parent would then cause MergerSub to merge with and into Stream in a short-form merger under Section 253 of the DGCL, with Stream continuing as the surviving corporation. MergerSub would not enter into a merger agreement with Stream or seek the approval of the directors of Stream for the Merger. Holders of Shares (which constitutes the only class of capital stock of Stream that, in the absence of Section 253 of the DGCL, would have been entitled to vote on the Merger) will not be entitled to vote their Shares with respect to the Merger.

  •
  Merger Price (Page 5).  Upon the effectiveness of the Merger, the Shares not owned by Stream, by any of the Filing Persons or by stockholders who properly exercise their statutory appraisal rights under the DGCL would be canceled and automatically converted into the right to receive the merger consideration (the "Merger Price"), which is expected to be $3.25 per Share in cash, without interest.

  •
  Shares Outstanding; Ownership by Parent (Page 5).  A total of 76,507,373 Shares were issued and outstanding as of October 28, 2011, the most recent date for which such information is publicly available. As of September 30, 2011, there were options to purchase 5,314,000 Shares outstanding under Stream's 2008 Stock Incentive Plan. The Filing Persons do not anticipate that any of the holders of the options will exercise them before the effective time of the Merger. Any unexercised options would be canceled upon consummation of the Merger. As of the Initial Filing Date, Parent owns 70,070,028 Shares, or 91.6% of the issued and outstanding Shares.

  •
  Payment for Shares (Page 6).  Instructions for surrendering your stock certificates would be set forth in a Notice of Merger and Appraisal Rights and a letter of transmittal, which would be mailed to Stream's stockholders of record (as of immediately prior to the Merger) within 10 calendar days following the date the Merger becomes effective. These documents should be read very carefully. Please do not submit your stock certificates before you have received these documents. Sending the paying agent your stock certificates with a properly signed letter of transmittal will constitute a waiver of your statutory appraisal rights described below. See Item 4 "Terms of the Transaction" beginning on Page 20 of this Schedule 13E-3.

  •
  Source and Amount of Funds (Page 29).  The total amount of funds expected to be required to pay the aggregate Merger Price (at an assumed Merger Price of $3.25 per Share) to all Public Stockholders (assuming that no stockholders properly exercise statutory appraisal rights), and to pay related fees and expenses, is estimated to be approximately $22.0 million, less the purchase price of the Shares purchased in privately negotiated transactions, if any. The necessary funds will be obtained through loans made by the Parent Members to Parent.

Position of the Filing Persons as to the Fairness of the Merger (Page 13).

        The Filing Persons believe that the Merger would be substantively and procedurally fair to the Public Stockholders. This belief is based on the following factors, among others:

  •
  At an assumed Merger Price of $3.25 per Share, the Merger would enable the Public Stockholders to realize cash for their Shares:

  •
  above $3.21 per Share, the last sale price for a Share on the last date on which the Shares traded prior to the Announcement Date; and

  •
  at a 32% premium to $2.46, the average daily closing price for a Share for the three-month period ending on the last date on which the Shares traded prior to the Announcement Date.

    The last sale price for a Share on January 30, 2012, the last date on which the Shares traded prior to the filing of this Schedule 13E-3, was $3.20.

  •
  The assumed Merger Price of $3.25 per Share is the same price paid by Stream on June 6, 2011 to repurchase 3,722,569 Shares from Trillium Capital LLC, a Delaware limited liability company ("Trillium"), and R. Scott Murray ("Mr. Murray"), Stream's former Chief Executive Officer, and represents a 14% premium to $2.86, the average daily closing price for a Share from the date of such repurchase to the last date on which the Shares traded prior to the Announcement Date.

  •
  In determining the Merger Price, the Filing Persons may consider the purchase prices in the Private Purchases (whether on a weighted average basis or otherwise) to the extent the Filing Persons believe such prices to be relevant to such determination based on, among other things, the number of Shares purchased in the Private Purchases, the number of Private Purchases that actually occur and the terms upon which the Private Purchases were made. However, there is no assurance that any Private Purchases will occur or, if one or more Private Purchases do occur, whether the purchase price paid in any one or more of the Private Purchases will be considered as part of the determination of the Merger Price (for example, if the terms of a Private Purchase cause the purchase price paid in such Private Purchase to be irrelevant to such a determination).

  •
  The assumed Merger Price of $3.25 per Share represents a multiple of 5.6 times Stream's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the twelve-month period ended September 30, 2011. In comparison, the EBITDA multiples implied by the trading price of certain publicly-traded companies in the same or similar industries as Stream (based on the last sale prices on the last date on which the Shares traded prior to the Announcement Date) range from 3.7 to 5.8 times EBITDA. The publicly-traded companies in the same or similar industries as Stream are Sykes Enterprises, Incorporated, Convergys Corporation and TeleTech Holdings Inc. and were selected as Stream's peer companies because the Filing Persons determined such companies to have operational and economic similarities with Stream's principal business operations.

  •
  The Filing Persons' ownership of 91.6% of the issued and outstanding Shares (i) results in an extremely small public float (estimated to be approximately $20.7 million as of the Announcement Date) and relatively low trading volume, which severely limits the liquidity of the Shares and (ii) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons.

  •
  The Merger would shift the risk of future financial performance from the Public Stockholders entirely to Parent and, indirectly, the Parent Members.

  •
  Stream has incurred significant costs but has derived only minimal benefits from being a public company. The Filing Persons believe that becoming a private company would improve Stream's future prospects.

  •
  If any Public Stockholders believe that they are not receiving fair value pursuant to the Merger, they would be entitled to exercise their statutory appraisal rights and demand "fair value" for their Shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than, or the same as, the Merger Price. See "Special Factors—Purpose, Alternatives, Reasons and Effects of the Merger" and Item 4 "Terms of the Transaction" beginning on Pages 7 and 20, respectively, of this Schedule 13E-3.

        See "Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger," beginning on Page 13 of this Schedule 13E-3.

Consequences of the Merger (Page 10).

        Completion of the Merger would have the following consequences:

  •
  Stream would be a privately held corporation, with Parent owning all of the Shares.

  •
  Only the Filing Persons would have the opportunity to participate in the future earnings and growth, including any potential acquisition by a third party, if any, of Stream. Similarly, only the Filing Persons would face the risk of losses generated by Stream's operations and the decline in value, if any, of Stream after the Merger.

  •
  The Shares would no longer be publicly traded or, upon making the requisite filings, listed on the NYSE Amex Stock Exchange.

  •
  The Shares would no longer be registered under Section 12(b) or Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  •
  Subject to the proper exercise of statutory appraisal rights, each Share (other than Shares owned by Stream, MergerSub or any of the Filing Persons) would be converted into the right to receive $3.25 per Share in cash, without interest. Any unexercised options would be canceled upon consummation of the Merger.

Appraisal Rights (Page 14).

        If the Merger is consummated, you will have a statutory right to demand payment of the fair value of your Shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the

DGCL, plus interest from the date of the Merger. This value may be more or less than, or the same as, the $3.25 per Share in cash consideration offered in the Merger. To qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. The statutory right of appraisal is set out in Section 262 of the DGCL and is complicated. A copy of Section 262 is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of appraisal are encouraged to seek advice from legal counsel. See Item 4(d) "Terms of the Transaction—Appraisal Rights" beginning on Page 21 of this Schedule 13E-3.

Where You Can Find More Information (Page 16).

        More information regarding Stream is available from its public filings with the Securities and Exchange Commission. See Item 2 "Subject Company Information" and Item 3 "Identity and Background of Filing Persons" beginning on Pages 16 and 18, respectively, of this Schedule 13E-3.

INTRODUCTION

        This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by SGS Holdings LLC, a Delaware limited liability company ("Parent"), Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership ("Ares"), EGS Dutchco B.V., a Dutch private company with limited liability ("EGS"), NewBridge International Investment Ltd., a British Virgin Islands company ("NewBridge" and, together with Ares and EGS, the "Parent Members"), and the other persons listed on the cover of this Schedule 13E-3 above the caption "Name of Persons Filing Statement" (together with MergerSub, Parent and the Parent Members, the "Filing Persons"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with potential privately negotiated purchases of shares of common stock, par value $0.001 per share ("Shares"), of Stream Global Services, Inc., a Delaware corporation ("Stream"), and a contemplated subsequent "short-form" merger that, if consummated, would result in Stream becoming a private company. For the reasons outlined below, the Filing Persons believe that Stream is not positioned to enjoy the benefits of public company status to a degree that such benefits outweigh the costs and other burdens of that status.

        As of January 31, 2012, the initial date of filing of this Schedule 13E-3 (the "Initial Filing Date"), Parent owns 70,070,028 Shares, or 91.6% of the issued and outstanding Shares, based on 76,507,373 Shares outstanding as of October 28, 2011, as reported in Stream's Form 10-Q for the quarterly period ended September 30, 2011 filed with the Securities and Exchange Commission (the "Commission") on November 2, 2011 (the "Form 10-Q"). As of the Initial Filing Date, Ares, NewBridge and EGS own 51.5%, 29.3% and 19.2%, respectively, of the units of membership interest of Parent. From time to time after the Initial Filing Date, Parent intends to seek to acquire additional Shares in privately negotiated transactions with certain selected stockholders of Stream (the "Private Purchases"). Any such Private Purchases are expected to be financed by loans from the Parent Members to Parent. Thereafter, Parent intends to evaluate whether to conduct a short-form merger (the "Merger") under Section 253 of the General Corporation Law of the State of Delaware (the "DGCL") as a means of acquiring all of the other Shares not owned directly or indirectly by any of the Filing Persons. Parent has not yet determined whether to proceed with the Merger. If Parent determines to proceed with the Merger, in connection with and immediately prior to the Merger, Parent would form a wholly-owned subsidiary Delaware corporation ("MergerSub") and contribute all of the Shares owned by Parent to MergerSub. Parent would then cause MergerSub to merge with and into Stream, with Stream continuing as the surviving corporation. Upon the consummation of the Merger, each issued and outstanding Share (other than Shares held by Stream, by MergerSub, by any of the Filing Persons, or by stockholders of Stream who properly exercise statutory appraisal rights under the DGCL) would be canceled and automatically converted into the right to receive the merger consideration (the "Merger Price"), which is expected to be $3.25 per Share in cash, without interest, upon surrender of the certificate for such Share to the paying agent. If consummated, the Merger would result in Parent owning all of the Shares and the other stockholders of Stream (as of immediately prior to the Merger) no longer holding any Shares. The effective time (the "Effective Time") of the Merger, if consummated, is expected to occur in March 2012 or as soon thereafter as practicable.

        Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a letter of transmittal, which documents will be mailed to stockholders of record of Stream within 10 calendar days following the Effective Time and should be read very carefully.

        Under the DGCL, no action is required by the board of directors or the stockholders of Stream for the Merger to become effective. MergerSub's board of directors will be able to unilaterally authorize the Merger. Stream will be the surviving corporation in the Merger.

        As of September 30, 2011, there were options to purchase 5,314,000 Shares outstanding under Stream's 2008 Stock Incentive Plan (the "Stock Incentive Plan"). These options were granted with exercise prices of $4.25 or $6.00 per Share and are held by current and former employees of, and consultants to, Stream. Any unexercised options will be canceled upon consummation of the Merger. The Filing Persons do not anticipate that any optionholder will exercise his options prior to the Effective Time.

        This Schedule 13E-3 shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that Stream is "controlled" by any other Filing Person or that any Filing Person is an "affiliate" of Stream or of any other Filing Person within the meaning of Rule 13e-3 of the Exchange Act.

        The information contained in this Schedule 13E-3 concerning Stream was based on publicly available information included in Stream's filings with the Commission, and none of the Filing Persons take responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 concerning each Filing Person other than Stream was supplied by each such Filing Person, and no other Filing Person takes responsibility for the accuracy of any information not supplied by such Filing Person.

        This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "could," "would," "expect," "intend," "plan," target," "goal," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. The forward-looking statements appear throughout this Schedule 13E-3 and include statements regarding the current intent, belief, or current expectations of the Filing Persons, including, without limitation, statements concerning the factors weighed by the Filing Persons in considering the Merger, the purposes and reasons cited by the Filing Persons for engaging in the Merger and the Filing Persons' strategies and plans following completion of the Merger. Such forward-looking statements are not guarantees of future occurrences or performance and involve known and unknown risks, uncertainties and assumptions. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions and specific conditions in the business of Stream; positions and strategies of competitors and customers; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other factors identified in the "Risk Factors" sections included in (i) Stream's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Commission on March 2, 2011 (the "Form 10-K") or (ii) as otherwise described in Stream's filings with the Commission from time to time.

SPECIAL FACTORS

PURPOSE, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Background to the Merger

        From time to time, the Parent Members informally discuss their respective investments in the Shares, as well as the strategic direction of Stream and its status as a public company. As part of these discussions, the Parent Members review Stream's business and have recognized that Stream has incurred significant costs but has derived only minimal benefits from being a public company. The Shares have a small public float (estimated to be approximately $20.7 million as of November 7, 2011, the initial date of filing of amendments to the Statements on Schedule 13D of the Parent Members announcing their contemplation of the Merger (the "Announcement Date"), based on the last sale price for a Share on the last date on which the Shares traded prior to the Announcement Date and 6,437,345 Shares held by Stream's stockholders other than the Filing Persons (the "Public Stockholders") as of October 28, 2011, the most recent date for which such information is publicly available), a low trading volume (the average daily trading volume for Shares for the three-month period ended on the last date on which the Shares traded prior to the Announcement Date, was approximately 20,808 Shares) and significant price volatility on the public market (the trading price for the Shares has ranged between $1.19 and $4.61 from January 3, 2011 through the last date on which the Shares traded prior to Announcement Date). The Shares have also received minimal attention from equity investment analysts and low institutional ownership. The costs and burdens associated with being a public company, including the focus on periodic performance emphasized by public stockholders, the distraction to management in attending to public company tasks, lack of incremental access to capital, and the resources expended to comply with certain reporting obligations under the Exchange Act, all support Stream becoming a private company.

        The Parent Members discussed potential actions that could be taken to try to ameliorate these disadvantages, including the purchase of Shares from the Public Stockholders through privately negotiated transactions, public purchases and a short-form merger transaction to take Stream private by acquiring the outstanding public minority equity interest in Stream. The Parent Members have discussed and considered such potential actions from time to time over a period of time, and such discussions continue to be ongoing. After weighing the possible alternatives, the Parent Members decided to seek to acquire additional Shares in privately negotiated transactions with certain selected stockholders of Stream and, thereafter, determine whether to take Stream private by acquiring the outstanding public minority equity interest in Stream. In contemplating a transaction to take Stream private, the Parent Members considered alternative transaction structures. See "Special Factors—Purpose, Alternatives, Reasons and Effects of the Merger—Alternatives" beginning on Page 8 of this Schedule 13E-3.

        On November 7, 2011, the Parent Members filed amendments to their respective Schedule 13Ds disclosing that they were contemplating taking Stream private through a short-form merger transaction. Following such filings, the Parent Members continued to evaluate the costs and benefits of taking Stream private. Based on such discussions, on the Initial Filing Date, each of the Parent Members simultaneously contributed all of the Shares that they owned to Parent. As a result of such contributions, Parent owns 70,070,028 Shares, or 91.6% of the issued and outstanding Shares, and Ares, NewBridge and EGS owned 51.5%, 29.3% and 19.2%, respectively, of the units of membership interest of Parent. From time to time after the Initial Filing Date, Parent intends to seek to acquire additional Shares in privately negotiated transactions with certain stockholders. Any such acquisitions would be financed by loans from the Parent Members to Parent. Thereafter, Parent currently intends to evaluate whether to conduct the Merger. If Parent decides to conduct the Merger, in connection with and immediately prior to the Merger, Parent would form MergerSub and contribute all of the Shares owned by Parent to MergerSub. Parent would then cause MergerSub to merge with and into Stream in a short-form merger under Section 253 of the DGCL, with Stream continuing as the surviving corporation. The Parent Members have not yet determined whether to conduct the Merger.

Purpose

        The purpose of the Merger would be to provide the Public Stockholders with an opportunity to realize the value of their investment in Stream by receiving the merger consideration, which is expected to be $3.25 per Share in cash, without interest, for each of their Shares and for the Filing Persons to acquire the entire outstanding minority public interest in Stream. Following the Merger, Parent would own all of the Shares.

Alternatives

        The Filing Persons considered various alternatives to the Merger, including continuing as a public company. The Filing Persons believe that effecting the contemplated going-private transaction by way of a short-form merger with Stream under Section 253 of the DGCL would be the quickest and most cost effective way for the Filing Persons to acquire the entire outstanding public minority equity interest in Stream. The Filing Persons considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of Stream's board of directors and of the Public Stockholders. The Filing Persons also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger would likely still be required.

Reasons

        In determining whether to acquire the outstanding public minority equity interest in Stream and to effect the Merger, the Filing Persons consider the following factors to be the principal reasons for taking Stream private at this time:

  •
  Minimal Public Company Benefits.  Stream has derived only minimal benefits from being a public company, including that:

  •
  due in significant part to the small public float of the Shares and the consequent relatively low trading volume and price volatility and the minimal attention paid to the Shares by equity investment analysts, Stream has not executed a public financing or other significant transaction through issuance of equity, thereby failing to avail itself of one of the primary benefits of being a public company;

  •
  the increased visibility, brand awareness, prestige and other marketing benefits that generally arise from being a public company do not inure to the benefit of Stream as a company focused on providing business services to the same extent as some other companies; and

  •
  a public market for a company's stock normally makes stock options and other forms of equity compensation offered through employee incentive plans by the company more attractive to potential employees and directors, but the limited trading volume and volatility in the price per Share on the public market not only undermines these benefits for Stream but creates an unnecessary distraction for management.

  •
  Small Public Float.  Stream has a small public float (estimated to be approximately $20.7 million as of the Announcement Date), which the Filing Persons believe has resulted in relatively low institutional ownership of Shares and the related consequences, including reduced viability of the Shares as consideration in an acquisition transaction.

  •
  Low Trading Volume.  The low trading volume of the Shares may impede larger stockholders from achieving liquidity by selling some or all of their Shares without adversely impacting the price per Share on the public market.

  •
  Volatile Price.  The volatile price of the Shares on the NYSE Amex Stock Exchange resulting from the low trading volume of the Shares:

  •
  impedes the use of the Shares as consideration in an acquisition transaction or as incentives to employees and directors,

  •
  impedes the ability of stockholders to sell their shares at a predictable price and

  •
  distracts management from achieving both short- and long-term business objectives as the value of the Shares can increase or decrease dramatically in a short period of time for reasons unrelated to the underlying business.

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  Limited Equity Investment Analyst Coverage.  The minimal attention paid to the Shares by equity investment analysts, illustrated by the fact that only one equity investment analyst currently follows Stream, contributes to a relatively low trading volume (the average daily trading volume of the Shares during the three-month period ended on the last date on which the Shares traded prior to the Announcement Date, was only approximately 20,808 Shares).

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  Reduced Disclosure Obligations.  As a public company, Stream has ongoing obligations under the requirements of the Exchange Act and the rules and regulations promulgated thereunder to report information to the public that may be helpful to actual or potential competitors in challenging Stream's business operations and taking market share, employees and customers away from Stream. As a private company, Stream would not be required to publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Taking Stream private would reduce the amount of public information available to competitors about Stream's businesses.

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  Decreased Public Company Costs.  As a private company, Stream would experience a decrease in certain costs associated with being a public company, including lower compliance costs, decreased premiums for directors' and officers' insurance policies and decreased auditing expenses.

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  Reduced Management Distraction.  The elimination of administrative and additional burdens imposed on management associated with public reporting and other tasks resulting from Stream's public company status would enable management to focus on operating the business. For example, Stream's management and board of directors would not have to devote significant time and resources to meeting with potential equity investment analysts, institutional investors and other stockholders or responding to inquiries from existing stockholders.

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  Long Term Focus.  As a private company, Stream would benefit from the greater flexibility that Stream's management would have to focus on continuing improvements to its business, including pursuing strategic transactions and acquisitions and long-term business goals, without constraints and distractions caused by the public market's valuation of Stream and the focus on periodic performance emphasized by public stockholders.

        The Filing Persons also consider a variety of risks and other potentially negative factors for the Public Stockholders and the Filing Persons concerning the Merger, including:

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  Following the consummation of the Merger, if Stream's financial condition improves or Stream is acquired by a third party, the Public Stockholders would not participate in any future earnings of or benefit from any increases in Stream's value, and only the Filing Persons would benefit by an increase in the value or an acquisition of Stream.

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  The interests of the Filing Persons in determining the Merger Price are adverse to the interests of the Public Stockholders, and the fact that certain officers and directors of Stream may have actual or potential conflicts of interest in connection with the Merger as disclosed herein.

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  For U.S. federal income tax purposes generally, the cash payments made to the Public Stockholders pursuant to the Merger would be taxable to the Public Stockholders.

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  The Merger would be effected pursuant to a short-form merger under Section 253 of the DGCL and does not require approval by Stream's board of directors or Stream's stockholders (other than MergerSub's board of directors taking action to authorize the Merger); consequently neither Stream's board of directors nor the Public Stockholders would have the opportunity to vote on the Merger.

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  Stream's board of directors has not established a special committee consisting of non-management or independent directors for the purpose of approving the Merger and it has not retained an unaffiliated representative to act solely on behalf of the Public Stockholders for purposes of negotiating the terms of the Merger and/or preparing a report concerning the fairness of the Merger.

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  If Stream continues as a going concern in the future, the Filing Persons and Stream will be the sole beneficiaries of the cost savings that result from going private.

        The Filing Persons have been considering the aforementioned factors, among others, from time to time over a period of time. In the context of their review of these reasons that weigh in favor of taking Stream private and the risks and other potentially negative factors for the Public Stockholders and the Filing Persons concerning the contemplated Merger, the Filing Persons considered and continue to consider how the Public Stockholders are affected by the disadvantages associated with Stream remaining as a public company and how the Merger might benefit them. In doing so, the Filing Persons considered that the low volume of trading in the Shares could impede larger Public Stockholders from achieving substantial liquidity through open market sales of Shares without adversely impacting the trading price of the Shares. Conversely, the Merger would result in immediate liquidity for the Public Stockholders. In addition, in determining the $3.25 price per Share as the assumed Merger Price, the Filing Persons considered the general downward trend in the price of the Shares during the past two years. While the trading price of the Shares has at times been in excess of the assumed Merger Price of $3.25 per Share, the Filing Persons believe that the market for the Shares is too illiquid and prone to price volatility if faced with large sales volumes to permit the Public Stockholders to sell all or a substantial amount of their Shares within a short period of time at or above such assumed Merger Price. In addition, the assumed Merger Price of $3.25 per Share represents a premium of $0.79 per Share or 32% over the average daily closing price of the Shares for the three-month period ending on the last date on which the Shares traded prior to the Announcement Date, a premium of $0.04 per Share or 1.2% over the last sale price for a Share on the last date on which the Shares traded prior to the Announcement Date and a premium of $0.05 per Share or 1.6% over the last sale price for a Share on the last date on which the Shares traded prior to the Initial Filing Date. The Merger offers all Public Stockholders the opportunity to sell their Shares for one price at the same time, without the payment of any brokerage fees or commissions, or the risk that sales will negatively impact market prices, and thereby benefits the Public Stockholders.

        After completion of the Private Purchases, the Filing Persons intend to review the reasons weighing in favor of taking Stream private, the risks and other potentially negative factors for the Public Stockholders and the Filing Persons concerning the contemplated Merger, how the Public Stockholders are affected by the disadvantages associated with Stream remaining as a public company and how the Merger might benefit them. The Filing Persons have not yet determined whether to effect the Merger.

Effects

        General.    Upon completion of the contemplated Merger, Parent would have complete control over the conduct of Stream's business and would have a 100% interest in the net assets, net book value, and net earnings of Stream. In addition, upon completion of the Merger, only Parent (and, indirectly through Parent, the Parent Members) would receive the benefit of any future increases in the value of Stream and would bear the risk of any losses incurred in the operation of Stream and any decrease in the value of Stream.

        Public Stockholders.    Upon completion of the Merger, the Public Stockholders would no longer have any interest in, and would not be stockholders of, Stream and therefore would not participate in Stream's future earnings and potential growth and would no longer bear the risk of any decreases in the value of Stream. See Item 6(c) "Purposes of the Transaction and Plans or Proposals—Plans," beginning on Page 28 of this Schedule 13E-3. All of the Public Stockholders' other incidents of stock ownership, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Stream, and to receive statutory appraisal rights upon certain mergers or consolidations of Stream (unless such statutory appraisal rights are properly exercised in connection with the Merger) would be extinguished upon consummation of the Merger. Instead, the Public Stockholders would have liquidity, receiving value from their investment in Stream in the form of the Merger Price, in place of an ongoing equity interest in Stream, in the form of the Shares. However, the Public Stockholders would surrender their Shares in exchange for the Merger Price (unless statutory appraisal rights are properly exercised by such Public Stockholders in connection with the Merger) and would not have the right to liquidate the Shares at a time and for a price of their choosing. In summary, if the Merger is consummated, the Public Stockholders will have no ongoing rights as stockholders of Stream (other than statutory appraisal rights in the case of Public Stockholders who are entitled to and properly exercise such rights under the DGCL).

        The Shares.    If the Merger is consummated, public trading of the Shares will cease. The Filing Persons would delist the Shares from the NYSE Amex Stock Exchange, and deregister the shares under Section 12(b) and Section 12(g) of the Exchange Act.

        The Options.    As of September 30, 2011, there were options to purchase 5,314,000 Shares outstanding under the Stock Incentive Plan. The outstanding options are held by current and former employees of and consultants to Stream. Any unexercised options would be canceled upon consummation of the Merger. The Filing Persons do not anticipate that any optionholder will exercise his options prior to the Effective Time.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the principal U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) of the Merger (other than MergerSub and the Filing Persons). This summary is based upon the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been obtained, and no ruling will be requested, from the Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions that are reached and describe herein.

        The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to particular investors. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under the U.S. federal income tax laws (such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers or traders in securities or currencies, investors whose functional currency is not the U.S. dollar, persons holding the stock as part of a hedging, integrated or conversion transaction, constructive sale or "straddle," persons who acquired their stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services, or investors other than U.S. Holders). This summary applies only to U.S. Holders that hold their Shares as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code. The following does not discuss any aspect of state or local or non-U.S. taxation nor does it discuss any aspect of U.S. federal gift or estate taxation.

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Shares that, for U.S. federal income tax purposes, is

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  an individual who is a citizen or resident of the United States;

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  a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any state thereof (or the District of Columbia);

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  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons (within the meaning of the Internal Revenue Code) have the authority to control all substantial decisions of the trust; or (y) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds the Shares, you should consult your tax advisor regarding the U.S. tax consequences of the Merger.

        ALL BENEFICIAL OWNERS OF SHARES SHOULD CONSULT THEIR TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

        The receipt of cash by a U.S. Holder, pursuant to the Merger or pursuant to the U.S. Holder's properly exercised statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder will generally recognize U.S. source capital gain or loss on the disposition of Shares equal to the difference, if any, between the amount of cash the U.S. Holder receives in the Merger and the U.S. Holder's adjusted tax basis in the Shares. A U.S. Holder's basis in a Share will generally be the cost at which it was purchased. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the Shares for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations under the Internal Revenue Code.

Information Reporting and Backup Withholding Tax

        Proceeds from the exchange or disposition of Shares pursuant to the Merger that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at the rate of 28%) if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder's U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the Internal Revenue Service. Stockholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

 FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

        The Filing Persons believe that the Merger would be substantively and procedurally fair to the Public Stockholders. This belief is based on the following factors, among others:

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  Trading Price.  At an assumed Merger Price of $3.25 per Share, the Merger would enable the Public Stockholders to realize cash for their Shares

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  above $3.21 per Share, the last sale price for a Share on the last date on which the Shares traded prior to the Announcement Date, and

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  at a 32% premium to $2.46, the average daily closing price for a Share for the three-month period ending on the last date on which the Shares traded prior to the Announcement Date.

    The closing price for a Share on January 30, 2012, the last date on which the Shares traded prior to the Initial Filing Date, was $3.20. In addition, the Shares have experienced a general downward trend in price during the past two years, going from an average closing price of $6.43 per Share in the first quarter of 2010 to an average closing price of $3.22 per Share in the first quarter of 2012 (through January 30, 2012, the last date on which the Shares traded prior to the Initial Filing Date).

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  Precedent Transaction.  The assumed Merger Price of $3.25 per Share is the same price paid by Stream on June 6, 2011 to repurchase 3,722,569 Shares from Trillium Capital LLC, a Delaware limited liability company ("Trillium"), and R. Scott Murray ("Mr. Murray"), Stream's former Chief Executive Officer, and represents a 14% premium to $2.86, the average daily closing price for a Share from the date of such repurchase to the last date on which the Shares traded prior to the Announcement Date. This transaction was at a discount to the closing price of $3.75 on June 6, 2011. As the former Chief Executive Officer of Stream, Mr. Murray is a sophisticated investor with a deep understanding of Stream and its business, operations, financial performance and prospects.

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  Private Purchases.  In determining the Merger Price, the Filing Persons may consider the purchase prices in the Private Purchases (whether on a weighted average basis or otherwise) to the extent the Filing Persons believe such prices to be relevant to such determination based on, among other things, the number of Shares purchased in the Private Purchases, the number of Private Purchases that actually occur and the terms upon which the Private Purchases were made. However, there is no assurance that any Private Purchases will occur or, if one or more Private Purchases do occur, whether the purchase price paid in any one or more of the Private Purchases will be considered as part of the determination of the Merger Price (for example, if the terms of a Private Purchase cause the purchase price paid in such Private Purchase to be irrelevant to such a determination).

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  EBITDA Multiples.  The assumed Merger Price of $3.25 per Share represents a multiple of 5.6 times Stream's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the twelve-month period ended September 30, 2011. In comparison, the EBITDA multiples implied by the trading price of certain publicly-traded companies in the same or similar industries as Stream (based on the last sale prices on the last date on which the Shares traded prior to the Announcement Date) range from 3.7 to 5.8 times EBITDA. The publicly-traded companies in the same or similar industries as Stream are Sykes Enterprises, Incorporated, Convergys Corporation and TeleTech Holdings Inc. and were selected as Stream's peer companies because the Filing Persons determined such companies to have operational and economic similarities with Stream's principal business operations.

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  Liquidity for Public Stockholders.  The Filing Persons believe that the Merger should be beneficial to the Public Stockholders because the Filing Persons' ownership of 91.6% of the issued and outstanding Shares (i) results in an extremely small public float (estimated to be approximately $20.7 million as of the Announcement Date) and relatively low trading volume, which severely limits the liquidity of the Shares, and (ii) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons. The Merger would provide consideration to the Public Stockholders entirely in cash in a manner that could not be obtained by large sales volumes of all or a substantial amount of their Shares within a short period of time.

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  Risk of Future Financial Performance and Earnings.  The short-form merger would shift the risk of future financial performance from the Public Stockholders entirely to Parent and, indirectly, the Parent Members.

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  Reduced Costs and Improved Future Prospects.  Stream has incurred significant costs but has derived only minimal benefits from being a public company. The Filing Persons believe that becoming a private company would improve Stream's future prospects. See "Special Factors—Purpose, Alternatives, Reasons and Effects of the Merger—Reasons" beginning on Page 8 of this Schedule 13E-3.

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  Appraisal Rights.  If any Public Stockholders believe that they are not receiving fair value pursuant to the Merger, they would be entitled, if they properly perfect their statutory appraisal rights under the DGCL, to demand "fair value" for their Shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than, or the same as, the Merger Price (see Item 4(d), "Terms of the Transaction—Appraisal Rights" beginning on Page 21 of this Schedule 13E-3).

        The Filing Persons have considered all of the foregoing material factors as a whole to support their belief that the Merger would be fair to the Public Stockholders. This list is not intended to be exhaustive, but is believed to include all of the material factors considered to date by the Filing Persons in supporting their belief that the Merger would be fair to the Public Stockholders.

        In addition to the foregoing factors and analyses that support the Filing Persons' belief that the Merger would be procedurally and substantively fair to the Public Stockholders, the Filing Persons have also considered and continue to consider the following six factors, among others:

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  No future participation in the future prospects of Stream.  Following the consummation of the Merger, the Public Stockholders would not participate in any future earnings or benefit from any increases in Stream's value or any value derived by a future acquisition of Stream by a third-party.

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  Conflicts of interest.  The interests of the Filing Persons in determining the Merger Price are adverse to the interests of the Public Stockholders. Furthermore, certain officers and directors of Stream may have actual or potential conflicts of interest in connection with the Merger as disclosed herein.

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  Tax concerns.  For U.S. federal income tax purposes generally, the cash payments made to the Public Stockholders pursuant to the Merger would be taxable to the Public Stockholders.

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  No opportunity for Stream's Board of Directors or the Public Stockholders to vote on the Merger.  The Merger would be effected pursuant to a short-form merger under Section 253 of the DGCL and consequently would not require approval by Stream's board of directors or Stream's stockholders (other than MergerSub's board of directors taking action to authorize the Merger). Neither Stream's board of directors nor the Public Stockholders would have the opportunity to vote on the Merger.

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  No special committee representing the Public Stockholders' interests.  Stream's board of directors has not established a special committee consisting of non-management or independent directors for the purpose of approving the Merger, and it has not retained an unaffiliated representative to act solely on behalf of the Public Stockholders for purposes of negotiating the terms of the Merger and/or preparing a report concerning the fairness of the Merger.

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  Exclusivity of potential cost-savings.  If Stream continues as a going concern in the future, the Filing Persons and Stream would be the sole beneficiaries of the cost savings that result from going private.

        In addition, from time to time, Stream's management prepares financial models, including plans, estimates, unaudited forecasts or projections as to future revenues, earnings or other financial information, in the normal course of business for internal use in order to be able to anticipate the financial performance of Stream. Stream does not generally make any such financial models publicly available and generally does not provide estimated ranges of expected financial results or operational metrics in its regular earnings press releases or other publicly-available investor materials. The Filing Persons are in possession of a financial model for the fiscal year ended December 31, 2011 through the fiscal year ending December 31, 2015, and an illustrative range of implied stock prices based on adjusted EBITDAs presented in the model and certain assumed EBITDA multiples, which were prepared by Stream's management for internal use in connection with a December 13, 2011 meeting of Stream's board of directors called for the purpose of reviewing a proposed annual budget for fiscal year 2012. The financial model and illustrative range of implied stock prices were not reviewed, discussed or approved by Stream's board of directors at or after the December 13, 2011 board meeting. After reviewing such information, the Filing Persons determined the financial model and illustrative range of implied stock prices to be unsuitable and immaterial to a consideration of the fairness of the Merger. Accordingly, the financial model and illustrative range of implied stock prices were not part of the Filing Persons' consideration of the fairness of the Merger.

        Except as described above, the Filing Persons did not consider net book value, an accounting concept, to be a factor in determining the fairness of the proposed Merger because they believe that net book value is not a material indicator of the current value of Stream's equity, but rather an indicator of historical costs. The Filing Persons did not consider the liquidation value of Stream because they believe that Stream's value is derived from the cash flow generated by continuing operations, leading to a conclusion that Stream's liquidation value would be substantially less than its going concern value. The Filing Persons also did not consider any firm offers during the past two years for the merger or consolidation of Stream with or into another company, the sale or other transfer of all or any substantial part of the assets of Stream, or the purchase of Shares that would enable the purchaser to exercise control of Stream, in formulating their belief that the Merger is procedurally and substantively fair to the Public Stockholders. After having given the aforementioned additional six material factors, among others, due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger would be substantively and procedurally fair to the Public Stockholders. The Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above, reaching their conclusion regarding the fairness of the proposed Merger based on such factors as a whole.

        The Filing Persons have considered all of the foregoing factors and related analyses as a whole and it is their view that the factors they considered provided a reasonable basis to form their belief that the Merger would be substantively and procedurally fair to the Public Stockholders. The Filing Persons have not yet determined whether to proceed with the Merger, and continue to consider the aforementioned factors, among others, in determining whether to proceed.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

        The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Private Purchases or the Merger and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from an outside party relating to the fairness of the Merger Price being offered to the Public Stockholders or the fairness of the Merger to the Filing Persons or to the Public Stockholders.

TRANSACTION STATEMENT

Item 1.    Summary Term Sheet

        See the section above captioned "Summary Term Sheet" beginning on Page 1 of this Schedule 13E-3.

Item 2.    Subject Company Information

        (a)    Name and Address.    The name of the subject company is Stream Global Services, Inc., a Delaware corporation. The principal executive offices of Stream are located at 20 William Street, Suite 310, Wellesley, Massachusetts 02481. Stream's telephone number is (781) 304-1800.

        Stream is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the Commission relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission's principal office at 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

        (b)    Securities.    The exact title of the class of equity securities subject to the Merger is: common stock, par value $0.001 per share, of Stream. As of October 28, 2011, a total of 76,507,373 Shares were outstanding. As of September 30, 2011, there were options to purchase 5,314,000 Shares outstanding under Stream's 2008 Stock Incentive Plan.

        (c)    Trading Market and Price.    The Shares are listed for trading on the NYSE Amex Stock Exchange under the trading symbol "SGS." On January 30, 2012, the last date on which the Shares traded prior to the Initial Filing Date, the closing price per Share was $3.20. The following table sets forth the high and low sales prices for Shares on the NYSE Amex Stock Exchange for each quarter during the last two fiscal years and the current fiscal quarter through January 30, 2012.

	Fiscal Year Ended December 31,
	2012	2011	2010
First Quarter
High	$3.51	$4.00	$7.38
Low	$3.02	$2.54	$5.50
Second Quarter
High	—	$4.61	$7.00
Low	—	$2.73	$5.11
Third Quarter
High	—	$3.92	$5.70
Low	—	$1.81	$3.20
Fourth Quarter
High	—	$3.40	$4.30
Low	—	$1.19	$3.45

        More detailed discussions of Stream's financial results for the fiscal year ended December 31, 2010 and all prior fiscal years, and a summary of the market prices for the Shares are contained in Stream's Annual Reports on Form 10-K and may be obtained from the Commission's website at http://www.sec.gov.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET PRICE FOR THEIR SHARES.

        (d)    Dividends.    To the knowledge of the Filing Persons, Stream has not paid any dividends in respect of the Shares in the last two fiscal years.

        (e)    Prior Public Offerings.    None of the Filing Persons or, to the knowledge of the Filing Persons, Stream has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act or exempt from registration under Regulation A promulgated thereunder.

        (f)    Prior Stock Purchases.    In connection with the payment of applicable tax withholding on the vesting of restricted stock and restricted stock units, Stream provides its senior management the opportunity to surrender Shares to cover such tax withholding obligations. Specifically, the senior management employee forfeits a number of the vested shares or units equal to the total tax withholding obligations divided by the fair market value of Shares on the trading day preceding the vesting date. This forfeiture is considered to be a purchase of the Shares by Stream under the applicable rules and regulations of the Commission. Accordingly, during the last two years, Stream made the following purchases of Shares from certain members of its senior management team:

Month/Year	Number of Shares	Average price per Share	Related Stream filing with the Commission
April 2010	3,795	$5.40	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 filed with the Commission on August 5, 2010
May 2010	14.232	6.28	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 filed with the Commission on August 5, 2010
July 2010	3,175	$4.05	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed with the Commission on November 3, 2010
November 2010	11,643	$3.91	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Commission on March 2, 2011
January 2011	3,595	$3.90	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 filed with the Commission on May 4, 2011
May 2011	11,919	$3.30	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed with the Commission on August 3, 2011
July 2011	3,175	$3.36	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011
January 2012	3,528	$3.10	Statement of Changes in Beneficial Ownership on Form 4 of Dennis J. Lacey filed with the Commission on January 6, 2012

        In addition, on June 6, 2011, Stream purchased 3,722,569 Shares from Trillium and Mr. Murray for a purchase price of $3.25 per Share, which was less than the closing price of $3.75 on June 6, 2011. Except as described above or in Item 5 "Past Contracts, Transactions, Negotiations and Agreements"

beginning on Page 24 of this Schedule 13E-3, none of the Filing Persons or, to the knowledge of the Filing Persons, any affiliate of any of the Filing Persons has purchased any Shares during the past two years.

Item 3.    Identity and Background of Filing Persons

SGS Holdings LLC ("Parent")

        (a)    Name and Address.    The principal business address of Parent is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067. The telephone number for Parent is (310) 201-4100. Parent is an affiliate of Stream because it is controlled by the Parent Members, who own a majority of Stream's voting equity securities entitled to vote for the election of directors.

        (b)    Business and Background of Entities.    Parent was formed for the purpose of holding and acquiring Shares. Parent is organized under the laws of the State of Delaware. Parent has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        (c)    Business and Background of Natural Persons.    Parent is managed by a board of managers which acts by unanimous approval and is comprised of Nathan Walton, Alfredo I. Ayala and R. Davis Noell. The name, business address, principal occupation and the name, principal business and address of the organization in which such occupation is conducted, such person's five-year employment history, including starting and ending dates and the name, principal business and address of the organization in which the employment was carried on, and country of citizenship, of the members of the board of managers of Parent is as set forth on Schedule I hereto.

Ares Corporate Opportunities Fund II, L.P. ("Ares"), ACOF Management II, L.P. ("ACOF Management II"), ACOF Operating Manager II, L.P. ("ACOF Operating II"), Ares Management LLC ("Ares Management") and Ares Partners Management Company LLC ("APMC" and, together with Ares, ACOF Management II, ACOF Operating II and Ares Management, the "Ares Entities")

        (a)    Name and Address.    The principal business address of each of the Ares Entities is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067. The telephone number for each of the Ares Entities is (310) 201-4100.

        (b)    Business and Background of Entities.    The principal business of Ares is investing in securities. APMC, Ares Management, ACOF Operating II and ACOF Management II are principally engaged in the business of investment management. Ares is a Delaware limited partnership whose general partner is ACOF Management II, a Delaware limited partnership whose general partner is ACOF Operating II, a Delaware limited partnership owned by Ares Management, a Delaware limited liability company indirectly controlled by APMC. None of the Ares Entities has (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        (c)    Business and Background of Natural Persons.    APMC is managed by an executive committee comprised of Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Because the executive committee of APMC acts by consensus/majority approval, none of the members of the executive committee has control of APMC.

EGS Dutchco B.V. ("EGS"), EGS Luxco S.àr.l. ("EGS Luxco"), Providence Equity Partners VI International L.P. ("Providence VI"), Providence Equity GP VI International L.P. ("Providence GP") and PEP VI International Ltd. ("PEP VI" and, together with EGS, EGS Luxco, Providence VI and Providence GP, the "Providence Entities")

        (a)    Name and Address.    The principal business address of EGS is Fred Roeskestraat 123, 1076 EE, Amsterdam, The Netherlands and its telephone number is +31-20-571-1247. The principal office and business address of EGS Luxco is 31, Boulevard Prince Henri, L-1724 Luxembourg and its telephone number is +342-26-26-20-68. The principal business address of each of the other Providence Entities is c/o Providence Equity Partners, Inc., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903 and their telephone number is (401) 751-1700.

        (b)    Business and Background of Entities.    The principal business of the Providence Entities is the business of investment management. EGS is a Dutch private company with limited liability and a wholly-owned subsidiary of EGS Luxco, a Luxembourg limited liability company, which is a wholly-owned subsidiary of Providence VI, a Cayman Islands exempted limited partnership, whose sole general partner is Providence GP, a Cayman Islands exempted limited partnership, whose sole general partner in turn is PEP VI, a Cayman Islands company with limited liability. None of the Providence Entities has (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        (c)    Business and Background of Natural Persons.    The name, business address, principal occupation and the name, principal business and address of the organization in which such occupation is conducted, such person's five-year employment history, including starting and ending dates and the name, principal business and address of the organization in which the employment was carried on, and country of citizenship, of the directors and executive officers of the Providence Entities are as set forth on Schedule I hereto.

NewBridge International Investment Ltd. ("NewBridge"), Ayala Corporation ("Ayala"), Azalea International Venture Partners Ltd. ("Azalea") and LiveIt Investments Limited ("LiveIt" and, together with NewBridge, Ayala and Azalea, the "Ayala Entities")

        (a)    Name and Address.    The principal business address of the Ayala Entities is c/o Ayala Corporation, 33/F Tower One, Ayala Triangle, Ayala Avenue, Makati City, Metro Manila, Philippines, 1226. The Ayala Entities' telephone number is 011 (632) 848-5643.

        (b)    Business and Background of Entities.    The principal business of the Ayala Entities is diversified investment management. NewBridge, a British Virgin Islands company, is a wholly-owned direct subsidiary of LiveIt, a British Virgin Islands company, which is a wholly-owned direct subsidiary of Azalea, a British Virgin Islands company, which is a wholly-owned direct subsidiary of Ayala, a Philippines corporation. None of the Ayala Entities has (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        (c)    Business and Background of Natural Persons.    The name, business address, principal occupation and the name, principal business and address of the organization in which such occupation is conducted, such person's five-year employment history, including starting and ending dates and the name, principal business and address of the organization in which the employment was carried on, and country of citizenship, of the directors and executive officers of the Ayala Entities are as set forth on Schedule I hereto.

Item 4.    Terms of the Transaction

        (a)    Material Terms.    As of the Initial Filing Date, Parent owns 70,070,028 Shares, or 91.6% of the issued and outstanding Shares and Ares, NewBridge and EGS owned 51.5%, 29.3% and 19.2%, respectively, of the units of membership interest of Parent. From time to time after the Initial Filing Date, Parent intends to seek to acquire additional Shares in privately negotiated transactions with certain selected stockholders of Stream. Any such acquisitions will be financed by loans from the Parent Members to Parent. Thereafter, Parent intends to evaluate whether to conduct the Merger. If Parent decides to conduct the Merger, in connection with and immediately prior to the Merger, Parent would form MergerSub and contribute all of the Shares owned by Parent to MergerSub. Parent would then cause MergerSub to merge with and into Stream in a short-form merger under Section 253 of the DGCL, with Stream continuing as the surviving corporation. To so merge, the board of directors of MergerSub would approve the Merger and MergerSub would file a Certificate of Ownership and Merger with the Secretary of State of Delaware. At the Effective Time:

  •
  each Share issued and outstanding immediately prior to the Effective Time (including Shares held in treasury) would be canceled and extinguished and each Share held by the Public Stockholders (other than Shares held by the Public Stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL) would be converted into and become a right to receive the Merger Price;

  •
  the shares of common stock of MergerSub issued and outstanding immediately prior to the Effective Time would be converted into validly issued, fully paid and nonassessable shares of common stock of the surviving corporation of the Merger, allocable 100% to Parent, with Ares, NewBridge and EGS holding 51.5%, 29.3% and 19.2%, respectively, of the units of membership interest of Parent;

  •
  any unexercised options would be canceled upon consummation of the Merger (the Filing Persons do not anticipate that any optionholder would exercise his or her options prior to the Effective Time); and

  •
  as a result of the Merger, immediately following the Effective Time, Parent would own all of the Shares.

        Under the DGCL, because MergerSub would own at least 90% of the issued and outstanding Shares prior to the Merger, MergerSub would have the power to effect the Merger without a vote of Stream's board of directors or the Public Stockholders. The Filing Persons intend to take all necessary and appropriate action to cause the Merger to become effective at the Effective Time, without a meeting or consent of Stream's board of directors or the Public Stockholders. The Merger Price payable to the Public Stockholders (other than stockholders who properly exercise statutory appraisal rights) is expected to be $3.25 per Share in cash, without interest.

        Upon completion of the Merger, in order to receive the Merger Price, each stockholder or a duly authorized representative must (1) deliver a letter of transmittal, appropriately completed and executed, to the paying agent at its address provided in the letter of transmittal, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the paying agent, as set forth in a Notice of Merger and Appraisal Rights and letter of transmittal, which will be mailed to stockholders of record within 10 calendar days of the Effective Time. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and letter of transmittal carefully when received. Delivery of an executed letter of transmittal shall constitute a waiver of statutory appraisal rights.

        The Filing Persons intend to complete the Merger in order to acquire the outstanding minority equity interest in Stream and to realize the benefits of taking Stream private. See "Special Factors—Purpose, Alternatives, Reasons and Effects of the Merger—Reasons" beginning on Page 8 of this Schedule 13E-3.

        For U.S. federal income tax purposes generally, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders' Shares. See "Special Factors—Purpose, Alternatives, Reasons and Effects of the Merger—Effects" and "Special Factors—Certain U.S. Federal Income Tax Considerations" beginning on Pages 10 and 11, respectively, of this Schedule 13E-3.

        (c)    Different Terms.    Stockholders of Stream will be treated as described in Item 4(a) "Terms of the Transaction—Material Terms" beginning on Page 20 of this Schedule 13E-3. See also "Special Factors—Purpose, Alternatives, Reasons and Effects of the Merger—Effects."

        (d)    Appraisal Rights.    Under the DGCL, record holders of Shares who properly follow the procedures set forth in Section 262 and who do not thereafter withdraw their demand for appraisal or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

        The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit (f). Unless otherwise noted, all references in Section 262 and in this summary to a "stockholder" are to the record holder of the Shares immediately prior to the Effective Time. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

        Notice of the Effective Time and the availability of appraisal rights under Section 262 (the "Merger Notice") will be mailed to the Public Stockholders, as the record holders of the Shares who are entitled to appraisal, by Stream, as the surviving corporation in the Merger, within 10 days after the Effective Time and such Merger Notice should be carefully reviewed by the Public Stockholders. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from Stream an appraisal of his, her or its Shares. Such demand will be sufficient if it reasonably informs Stream of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his, her or its Shares. Failure to make such a timely demand would foreclose a stockholder's right to appraisal.

        Only a holder of record of Shares will be entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Shares who hold their Shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Matthew A. Ebert, General Counsel of Stream, at Stream's offices at 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

        If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

        A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner. Stockholders who hold their Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

        A beneficial owner of Shares held in "street name" who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such Shares should instruct such firm, bank or institution that the demand for appraisal be made by the record holder of the Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Stream of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder's intention to seek appraisal of such Shares.

        Within 120 days after the Effective Time, Stream, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. Stream is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on Stream.

        Within 120 days after the Effective Time, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Stream a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by Stream or within 10 days after the expiration of the period for the delivery of demands for appraisal, whichever is later. A beneficial owner of such stock may, in such person's own name, file a petition for appraisal or request the statement of Shares not voted in favor of the Merger described in this paragraph.

        If a petition for an appraisal is timely filed and a copy is served upon Stream, Stream will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the holders of Shares who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

        After determining the stockholders entitled to appraisal rights, the Delaware Court of Chancery will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as, or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. The costs of the appraisal proceeding (which do not include attorneys' or experts' fees) may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

        Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time).

        If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 days after the Effective Time. A stockholder may withdraw a demand for appraisal by delivering to Stream a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of Stream. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court, provided, however that the foregoing shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

        For U.S. federal income tax purposes generally, stockholders who receive cash for their Shares upon exercise of their statutory right of appraisal will realize taxable gain or loss. See "Special Factors—Purpose, Alternatives, Reasons and Effects of the Merger—Effects" and "Special Factors—Certain U.S. Federal Income Tax Considerations" beginning on Pages 10 and 11, respectively, of this Schedule 13E-3.

        The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (f).

        STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

        (e)    Provisions for the Public Stockholders.    None of the Filing Persons intend to grant the Public Stockholders special access to Stream's records in connection with the Merger. None of the Filing Persons intend to obtain counsel or appraisal services for the Public Stockholders.

        (f)    Eligibility for Listing or Trading.    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        (a)    Transactions.    None.

        (b)    Significant Corporate Events.    The Filing Persons have informally discussed their respective investments in the Shares, as well as the strategic direction of Stream and its status as a public company from time to time. These discussions included reviewing Stream's business, leading to the recognition that Stream derives only minimal benefits from, while experiencing several of the disadvantages of, being a public company. From time to time, the Filing Persons have also discussed potential actions that could be taken to try to ameliorate these disadvantages. These discussions included the purchase of Shares from the Public Stockholders through privately negotiated transactions, public purchases and a short-form merger transaction to take Stream private by acquiring the outstanding public minority equity interest in Stream. A discussion of these alternatives led to a decision by the Filing Persons to seek to acquire additional Shares in privately negotiated transactions with certain selected stockholders of Stream and, thereafter, to determine whether to take Stream private by acquiring the outstanding public minority equity interest in Stream. In contemplating a transaction to take Stream private, the Parent Members considered alternative transaction structures. See "Special Factors—Purpose, Alternatives, Reasons and Effects of the Merger—Alternatives" beginning on Page 8 of this Schedule 13E-3.

        On November 7, 2011, the Filing Persons filed amendments to their respective Schedule 13Ds disclosing that they were contemplating taking Stream private through a short-form merger transaction. The Filing Persons continued to discuss the costs and benefits of taking Stream private, and the fairness of such a transaction to the Public Stockholders. Following such discussions, the Filing Persons determined to undertake the Private Purchases; however, the Filing Persons have not yet determined whether to conduct the Merger.

        (c)    Negotiations or Contacts.    Item 5(b) "Past Contracts, Transactions, Negotiations and Agreements—Significant Corporate Events" beginning on Page 24 of this Schedule 13E-3.

        (e)    Agreements Involving the Subject Company's Securities.    The following are all the agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of Stream, described on Items 5(a) and (b) "Past Contacts, Transactions, Negotiations and Agreements—Transactions and Significant Corporate Events" beginning on Page 24 of this Schedule 13E-3.

  Ares Preferred Stock and Warrant Purchase Agreements

        On June 2, 2008, Ares and Stream entered into a Preferred Stock Purchase Agreement (as amended, the "Preferred Purchase Agreement"), whereby Ares purchased 150,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of Stream for an aggregate purchase price of $150,000,000. On June 2, 2008, Ares and certain founding stockholders of Stream entered into a Warrant Purchase Agreement (as amended, the "Warrant Purchase Agreement"), whereby Ares purchased warrants to purchase up to 7,500,000 Shares at a price of $6.00 per Share for an aggregate purchase price of $7,500. Such warrants have since expired. A copy of the Preferred Purchase Agreement was filed as Exhibit 10.1 to Stream's Current Report on Form 8-K filed with the Commission on June 5, 2008 and is incorporated herein by reference. A copy of Amendment No. 2 to the Preferred Purchase Agreement, dated as of July 17, 2008, was filed as Exhibit 10.1 to Stream's Current Report on Form 8-K filed with the Commission on July 22, 2008. A copy of the Warrant Purchase Agreement was filed as Exhibit 2 to Ares' Schedule 13D filed with the Commission on August 18, 2008 and is incorporated herein by reference.

  2008 Stockholders Agreement

        On August 7, 2008, Ares and Stream entered into a Stockholders Agreement (the "2008 Stockholders Agreement"). Under the terms of the 2008 Stockholders Agreement, at any time that the composition of the board of directors or board of managers of any subsidiary of Stream was not identical to the composition of the board of directors of Stream, Ares was entitled to a proportional number of board seats on such board as Ares had on the board of directors of Stream, furthermore, Ares had a right of first refusal. Under the 2008 Stockholder's Agreement, as long as Ares held at least (i) 30% of the shares of Preferred Stock issued pursuant to the Preferred Purchase Agreement and (ii) 20% by voting power of the outstanding capital stock of Stream, the approval by the holders of a majority of issued and outstanding shares of Preferred Stock is required for Stream to take certain significant corporate actions. A copy of the 2008 Stockholders Agreement was filed as Exhibit 10.3 to Stream's Current Report on Form 8-K filed with the Commission on June 5, 2008 and is incorporated herein by reference. The execution of the 2009 Stockholders Agreement terminated the 2008 Stockholders Agreement.

        Upon the execution of the 2009 Stockholders Agreement, the 2008 Stockholders Agreement terminated.

  Registration Rights Agreement

        On August 14, 2009, Stream entered into the Amended and Restated Registration Rights Agreement, effective as of the Exchange Closing (as defined below), with the Parent Members, Mr. Murray, Trillium, M. Benjamin Howe, Kevin T. O'Leary, Stephen D.R. Moore, Lloyd R. Linnell, Sheila M. Flaherty, Robert Wadsworth, Charles F. Kane and Deborah Keeman (the "A&R Registration Rights Agreement"). The A&R Registration Rights Agreement amends and restates in its entirety the Registration Rights Agreement, dated as of August 7, 2008. Pursuant to the A&R Registration Rights Agreement, Stream granted certain rights with respect to registration under the Securities Act of the Shares including, among other things, shelf, demand and piggy-back registrations and related procedures, payment of expenses and indemnification. Each of the parties to the A&R Registration Rights Agreement also agreed to certain market standoff provisions. A copy of the A&R Registration Rights Agreement was filed as Exhibit 4.2 to Stream's Current Report on Form 8-K filed with the Commission on August 20, 2009 and is incorporated herein by reference.

  Guarantee and Reimbursement Agreement

        On March 2, 2009, Ares, Stream, Stream Holdings Corporation, Stream Florida Inc., Stream International Inc. and Stream New York Inc. entered into a Guarantee and Reimbursement Agreement (the "Guarantee and Reimbursement Agreement"), pursuant to which Ares provided an aggregate of $7,005,983 of financial support to the issuer in exchange for 702 shares of Series B Preferred Stock of Stream. Stream is obligated to reimburse Ares for any amounts drawn or otherwise payable by Ares in connection with the financial support. Stream's obligations under the Guarantee and Reimbursement Agreement are secured by a security interest in favor of Ares in certain collateral of Stream's subsidiaries party to the Guarantee and Reimbursement Agreement. A copy of the Guarantee and Reimbursement Agreement was filed as Exhibit 10.1 to Stream's Current Report on Form 8-K filed with the Commission on March 6, 2009 and is incorporated herein by reference.

  Share Exchange Agreement

        On August 14, 2009, Stream entered into a Share Exchange Agreement (the "Exchange Agreement") with EGS Corp., a Philippines corporation, EGS and NewBridge. Upon the closing of the transactions contemplated by the Exchange Agreement (the "Exchange Closing"), (i) NewBridge contributed $35,840,988 in principal amount under a loan of EGS Corp. to Stream and (ii) EGS and NewBridge transferred all of the capital stock of EGS Corp. held by them to Stream in exchange for an aggregate of 33,651,561 Shares, and $9,900 in cash. EGS received 13,460,624 Shares, and $3,996 in cash and NewBridge received 20,190,937 Shares, and $5,994 in cash. A copy of the Exchange Agreement was filed as Exhibit 2.1 to Stream's Current Report on Form 8-K filed with the Commission on August 20, 2009 and is incorporated herein by reference.

  2009 Stockholders Agreement

        A Stockholders Agreement, dated April 14, 2009, was entered into by Stream, Ares, NewBridge, EGS, Mr. Murray, and Trillium (the "2009 Stockholders Agreement"). Under the terms of the 2009 Stockholders Agreement, Ares, NewBridge and EGS are referred to, respectively, as the Ares Significant Investor, the Ayala Significant Investor and the PEP Significant Investor as long as certain share ownership requirements are met and are referred to collectively as the "Significant Investors." A copy of the 2009 Stockholders Agreement was filed as Exhibit 4.1 to Stream's Current Report on Form 8-K filed with the Commission on August 20, 2009 and is incorporated herein by reference.

          Voting Agreement Among Voting Investors

        Pursuant to the 2009 Stockholders Agreement, each Voting Investor (as defined in the 2009 Stockholders Agreement) agreed to vote all of its Shares (as defined in the 2009 Stockholders Agreement and referred to herein as the "Investor Shares") to elect up to 11 members of Stream's board of directors. The Ayala Significant Investor and the PEP Significant Investor have the right to designate up to three members of the board of directors and one Independent Director (as defined in the 2009 Stockholders Agreement), subject to certain Share ownership conditions set forth in the 2009 Stockholders Agreement. The Ares Significant Investor has the right to designate up to three members of the board of directors and one Independent Director, subject to certain Share ownership conditions set forth in the 2009 Stockholders Agreement. Two Independent Directors shall be designated by the board of directors with Requisite Board Approval (as defined in the 2009 Stockholders Agreement), provided that one Independent Director must meet applicable qualifications to serve on the audit committee of the board of directors. In addition, the chief executive officer of Stream shall serve on Stream's board of directors as its Chairman.

        Where action is called for under the 2009 Stockholders Agreement by the Ayala Significant Investor and the PEP Significant Investor, such action will be taken by the holder or holders of a majority of the Investor Shares owned by the Ayala Significant Investor and the PEP Significant Investor.

        The Significant Investors lose the director designation rights described above if their ownership of Stream's voting securities decreases below certain levels set forth in the 2009 Stockholders Agreement.

        In addition, at least one director nominated by each Significant Investor shall be required to constitute a quorum of the board of directors and the presence a majority of the directors appointed to a committee of the board of directors, including a director nominated by each Significant Investor, shall be required to constitute a quorum for such committee subject to conditions specified in the 2009 Stockholders Agreement.

          Transfer Restrictions

        With limited exceptions, each Investor (as defined in the 2009 Stockholders Agreement) is subject to restrictions on transfers of Investor Shares it owns. However, each Investor is permitted to transfer its Investor Shares to Permitted Transferees (as defined in the 2009 Stockholders Agreement) that will become subject to the same terms and conditions, including transfer restrictions. If a Permitted Transferee later ceases to be an affiliate of the transferring Investor, such Permitted Transferee is required to transfer the Investor Shares back to the original Investor. Other exceptions to the transfer restrictions described below (together with the foregoing permitted transfers, "Permissible Transfers") include (a) distributions in kind by Significant Investors on a pro rata basis to their equity owners, (b) transfers pursuant to an effective registration statement or Rule 144 under the Securities Act, (c) transfers pursuant to a tender offer subject to Section 14(d)(1) of the Exchange Act (other than a tender offer made by an Investor) and (d) sales pursuant to tag along or drag along transactions (described below).

        In addition, transfers by the Investors to a list of specified competitors of Stream are prohibited except (a) in a drag along sale (described below), (b) in a Change of Control (as defined in the 2009 Stockholders Agreement) or (c) with the unanimous approval of the Significant Investors.

        In addition, transfers by the Investors, other than in Permissible Transfers, are subject to a right of first offer in favor of Stream and then a right of first offer in favor of the Significant Investors and tag along rights in favor of the non-initiating Investors.

        Stream may exercise its right of first offer to purchase securities offered by any of the Investors (other than in a transaction that would result in a Change of Control) during a ten day period following notice of the proposed transfer with the approval of a majority of the disinterested members of Stream's board of directors. To the extent Stream and the Significant Investors do not exercise their right of first offer, the Significant Investors will be entitled to tag along rights to participate in the proposed sale.

        In addition to the rights of first offer and tag along rights, any of the Significant Investors may initiate a drag along right whereby the remaining Investors can be required to (a) sell their Investor Shares to a third party on the same terms as the initiating/consenting holder(s) or (b) approve a sale of all or substantially all of the assets of Stream in a Change of Control. Prior to August 14, 2013, the drag along right is subject to the approval of all Significant Investors if the consideration is equivalent to less than $12 per Share or a Requisite Majority (as defined in the 2009 Stockholders Agreement) if the consideration is equivalent to $12 or more per Share. After August 14, 2013, the drag along right is subject to the approval of a Requisite Majority.

          Participation Rights

        Each issuance or sale by Stream (or any of its subsidiaries) of its capital stock or other securities exchangeable or convertible into shares of its capital stock is subject to the prior right of the Investors to purchase a portion of the securities to be issued or sold in proportion to their respective ownership of Stream (assuming conversion, exercise and/or exchange of all outstanding securities convertible into or exercisable or exchangeable for Shares). Investors wishing to participate in an issuance or sale must exercise their right by delivering notice to Stream within ten business days after notice of such issuance or sale from Stream.

        The Investors' participation rights terminate on the first underwritten public offering and sale of Shares after August 14, 2009 pursuant to an effective registration statement under the Securities Act (other than on Form S-8 or a comparable form), after which, but not necessarily as a result of which, the Shares then outstanding that will have been issued in a transaction registered pursuant to a registration statement under the Securities Act (other than Shares (i) held by an affiliate or executive officer of Stream or (ii) issued pursuant to a registration statement on Form S-8 or a comparable form) shall represent at least 20% of the Shares then outstanding.

        The Investors' participation rights do not apply to certain types of issuances set forth in the 2009 Stockholders Agreement.

          Approval Rights

        Stream will not, without the prior written consent of (a) the Ares Significant Investor, if the Ares Significant Investor and its affiliates own at least one-third of the Shares that Ares and its affiliates owned at the Exchange Closing, (b) the Ayala Significant Investor, if the Ayala Significant Investor and its affiliates own at least 50% of the Shares that NewBridge and its affiliates owned at the Exchange Closing and (c) the PEP Significant Investor, if the PEP Significant Investor and its affiliates own at least 50% of the Shares that EGS and its affiliates owned at the closing, take or agree to take (or permit its subsidiaries to take or agree to take) certain corporate actions set forth in the 2009 Stockholders Agreement.

        Other than as expressly contemplated by the Exchange Agreement or the 2009 Stockholders Agreement, Stream will not, without the prior written consent of a Requisite Majority, take or agree to take (or permit its subsidiaries to take or agree to take) certain other corporate actions set forth in the 2009 Stockholders Agreement.

        In addition, Stream will not, without Requisite Board Approval (i) approve a budget for any fiscal year or a material deviation from an approved budget, or (ii) commence any liquidation, dissolution or voluntary bankruptcy, administration, or recapitalization.

  Limited Liability Company Agreement

        On January 27, 2012, incident to the contribution of Shares by the Parent Members to Parent described in Item 4(a) "Terms of the Transaction—Material Terms" beginning on Page 20 of this Schedule 13E-3, the Parent Members entered into a Limited Liability Company Agreement of Parent (the "LLC Agreement"). Pursuant to the LLC Agreement, Ares, EGS and NewBridge share control of Parent and therefore share voting and dispositive power over the Shares held by Parent. Pursuant to the LLC Agreement, the Board of Managers (as defined in the LLC Agreement) will cause Parent to vote the Shares held by Parent in a manner consistent with the provisions of (i) the Stockholders Agreement, dated as of October 1, 2009, by and among the Issuer, Ares, EGS, NewBridge and certain other parties, and (ii) the Amended and Restated Registration Rights Agreement, dated as of August 14, 2009, by and among Stream, Ares, EGS, NewBridge and certain other parties, as though each of Ares, EGS and NewBridge continued to directly own the Shares in the same amounts as each of them did immediately prior to such contributions.

        The Parent Members are subject to restrictions on the transfer of the membership interest in Parent they hold. A Parent Member may not, directly or indirectly, transfer, dispose, withdraw or otherwise pledge any portion of its membership interest in Parent to any person without the prior written consent of the Board of Managers of Parent. In addition, any of the Parent Members may cause the dissolution of Parent on two days written notice. Upon dissolution, Parent shall, subject to satisfying any liabilities and obligations to its creditors, distribute the Shares held by it to the Parent Members. A copy of the LLC Agreement was filed as Exhibit 1 to Parent's Schedule 13D filed with the Commission on January 31, 2012 and is incorporated herein by reference.

  Sponsor Contribution Agreement

        On January 27, 2012, Parent entered into a Contribution and Exchange Agreement (the "Sponsor Contribution Agreement") with the Parent Members. Pursuant to the terms and conditions of the

Sponsor Contribution Agreement, on January 27, 2012, the Parent Members simultaneously contributed a total of 70,070,028 Shares to Parent. A copy of the Sponsor Contribution Agreement was filed as Exhibit 2 to Parent's Schedule 13D filed with the Commission on January 31, 2012 and is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        (a)    Purpose.    Not applicable.

        (b)    Use of Securities Acquired.    The Shares acquired in the contemplated Merger from the Public Stockholders will be canceled.

        (c)    Plans.    It is currently expected that, following the consummation of the contemplated Merger, the business and operations of Stream would, except as set forth in this Schedule 13E-3, be conducted by Stream substantially as they currently are being conducted. If the Merger is consummated, the Filing Persons intend to continue to evaluate the business and operations of Stream with a view to maximizing Stream's potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. If the Merger is consummated, the Filing Persons intend to cause Stream to delist the Shares from trading on the NYSE Amex Stock Exchange, under Section 12(b) and subsequently terminate the registration of the Shares under Sections 12(b) and 12(g) of the Exchange Act following the Merger, which would result in the suspension of Stream's duty to file reports pursuant to the Exchange Act. The Filing Persons have not yet determined whether to proceed with the Merger. For additional information see "Special Factors—Purpose, Alternatives, Reasons and Effects of the Merger—Effects" and Item 4 "Terms of the Transaction" beginning on Pages 10 and 20, respectively, of this Schedule 13E-3.

        The Filing Persons do not currently have any commitment or agreement to sell, nor are currently negotiating for the sale of, any of Stream's businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of Stream's current management.

        Except as otherwise described in this Schedule 13E-3, there are no pending plans, proposals or negotiations among the Filing Persons that relate to or would result in:

  •
  any extraordinary corporate transaction involving Stream after the completion of the Merger;

  •
  any purchase, sale or transfer of a material amount of assets currently held by Stream after the completion of the Merger;

  •
  any material change in Stream's dividend rate or policy or capitalization;

  •
  any change in the current board of directors or management of Stream; or

  •
  any other material change in Stream's corporate structure or business.

Item 7.    Purposes, Alternatives, Reasons and Effects of the Merger

        See "Special Factors—Purpose, Alternatives, Reasons and Effects of the Merger" and "Special Factors—Certain U.S. Federal Income Tax Considerations" beginning on Pages 7 and 11, respectively, of this Schedule 13E-3.

        The table below sets out the indirect interest in Stream's net book value and net earnings for the Filing Persons before and after the Merger, based on Stream's historical net book value as of September 30, 2011 and Stream's historical net earnings for the fiscal year ended December 31, 2010.

	Ownership prior to the Merger				Ownership after the Merger
Filing Person	Net Book Value		Earnings		Net Book Value		Earnings
	$ (in '000)%		$ (in '000)%		$ (in '000)%		$ (in '000)%
Parent	231,231	91.6	(14,335)	91.6	252,474	100.0	(15,652)	100.0
Ares Entities	119,081	47.2	(7,382)	47.2	130,024	51.5	(8,061)	51.5
Providence Entities	44,420	17.6	(2,754)	17.6	48,475	19.2	(3,005)	19.2
Ayala Entities	67,730	26.8	(4,199)	26.8	73,975	29.3	(4,586)	29.3

Item 8.    Fairness of the Transaction

        See "Special Factors—Fairness of the Merger" beginning on Page 13 of this Schedule 13E-3.

Item 9.    Reports, Opinions, Appraisals, and Negotiations

        The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Private Purchases or the Merger and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from an outside party relating to the fairness of the Merger Price being offered to the Public Stockholders or the fairness of the Merger to the Filing Persons or to the Public Stockholders.

Item 10.    Source and Amount of Funds or Other Consideration

        (a)    Source of Funds.    The total amount of funds expected to be required to pay the aggregate Merger Price (at an assumed Merger Price of $3.25 per Share) to all Public Stockholders (assuming that no stockholders properly exercise statutory appraisal rights), and to pay related fees and expenses, is estimated to be approximately $22.0 million, less the purchase price of the Shares purchased in privately negotiated transactions, if any. The necessary funds will be obtained through loans made by the Parent Members to Parent, as described in Item 10(d) "Source and Amount of Funds or Other Consideration—Borrowed Funds" beginning on Page 30 of this Schedule 13E-3.

        (b)    Conditions.    There are no conditions to the financing of the Merger, however the Filing Persons are not under an obligation to consummate the Merger and have not yet decided whether to proceed with the Merger. There are currently no alternative financing arrangements or alternative financing plans.

        (c)    Expenses.    The paying agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

        None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers. Stream has not paid and will not be responsible for paying any or all of the expenses.

        The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal fees and expenses	$1,000,000
Filing	2,398
Printing	10,000
Paying agent (including mailing)	15,000
Miscellaneous fees and expenses	22,602

Total	$1,050,000

        (d)    Borrowed Funds.    In order to finance the contemplated Private Purchases and Merger, Parent will borrow funds from the Parent Members in exchange for a Promissory Note to be executed by Parent in favor of each of the Parent Members. Each Promissory Note matures on the first anniversary of the Effective Time, bears 10% interest (compounded annually) and may be prepaid by Parent (in whole, but not in part). A copy of the form of Promissory Notes is attached as Exhibit (b)-1 hereto and the Promissory Notes are identical except for the name of the holder (i.e., Ares, EGS or NewBridge) and the principal amount of such Promissory Note. The Filing Persons do not have any plans or arrangements to finance or repay any of the borrowed funds, other than as described in this Item 10(d).

Item 11.    Interest in Securities of the Subject Company

        (a)    Securities Ownership.    As of the Initial Filing Date, Parent owns 70,070,028 Shares, or 91.6% of the issued and outstanding Shares. The Parent Members, the Ares Entities, the Providence Entities and the Ayala Entities may also be deemed to be the beneficial owners of the Shares held by Parent along with the applicable persons named on Schedule I to this Schedule 13E-3. To the knowledge of the Filing Persons, none of the persons named on Schedule I to this Schedule 13E-3 beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares that are owned by Parent.

        (b)    Securities Transactions.    Except for the contribution of Shares by the Parent Members to Parent described in Item 4(a) "Terms of the Transaction—Material Terms" beginning on Page 20 of this Schedule 13E-3, there were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12.    The Solicitation or Recommendation

        Not Applicable.

Item 13.    Financial Statements

        (a)    Financial Information.    The audited consolidated financial statements of Stream for the year ended December 31, 2009 and the year ended December 31, 2010 are incorporated herein by reference through the incorporation of the Consolidated Financial Statements and Supplementary Data of Stream included on the Form 10-K and the Form 10-K for the fiscal year ended December 31, 2009 (the "2009 Form 10-K," and together the "Forms 10-K"). The unaudited consolidated financial statements of Stream for the nine-month period ended September 30, 2011 and the nine-month period ended September 30, 2010 are also incorporated herein by reference to the Unaudited Consolidated Condensed Financial Statements included in the Form 10-Q and Stream's Quarterly Report on

Form 10-Q for the quarter ended September 30, 2010 (the "2010 Form 10-Q," and together the "Forms 10-Q").

        The Forms 10-K and the Forms 10-Q, and Stream's other Commission filings, are available for inspection and copying at the Commission's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Forms 10-K and Forms 10-Q are also available to the public from the Commission's website at http://www.sec.gov.

        Stream's book value per Share was $2.70 as of September 30, 2011.

        (b)    Pro Forma Information.    Not Applicable.

        (c)    Summary Financial Information.    Set forth below is certain selected consolidated financial information with respect to Stream excerpted or derived by the Filing Persons from the audited consolidated financial statements of Stream contained in the Forms 10-K and the unaudited consolidated financial statements of Stream contained in the Forms 10-Q. More comprehensive financial information is included in documents filed by Stream with the Commission, and the following financial information is qualified in its entirety by reference to Stream's Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

        The selected financial information presented below as of and for the fiscal years ended December 31, 2009 and December 31, 2010 have been derived from Stream's audited consolidated financial statements. The selected financial information as of and for the nine-month period ended September 30, 2011 and the nine-month period ended September 30, 2010 are derived from the unaudited consolidated financial statements incorporated into the Forms 10-Q. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

Selected Consolidated Financial Data

(Dollars in millions, except per share data)

	As of December 31,
			As of September 31, 2011	As of September 31, 2010
	2010	2009
			(unaudited)	(unaudited)
BALANCE SHEET
Current Assets	$235.9	$227.4	$215.4	230.0
Property, Plant and Equipment	80.9	96.8	83.9	80.5
Other Non-Current Assets	331.2	356.6	314.3	339.4
Current Liabilities	118.6	115.3	131.6	117.3
Noncurrent Liabilities	269.7	262.1	269.7	267.0
Stockholders' Equity	259.7	303.4	212.3	265.7
Book Value per Share(1)	3.25	3.77	2.70	3.33
Number of Basic Shares (in millions)	79.9	80.4	78.5	79.9
Number of Diluted Shares (in millions)	79.9	80.4	78.5	79.9

(1)
Book value per share calculated by dividing stockholder's equity by diluted shares outstanding corresponding to the underlying period. FY09 book value per share based on common shares outstanding as of March 16, 2010.

	As of December 31,				Nine Months Ended September 31, 2011	Nine Months Ended September 31, 2010
	2010		2009
					(unaudited)	(unaudited)
STATEMENT OF OPERATIONS
Net Sales	$800.2		$584.8		$626.8	$557.6
Gross Profit	328.7		242.6		257.8	240.8
Income from Operations	(14.8)		(5.5)		1.4	(15.8)
Income from Operations per Share—Basic and Diluted	(0.18)		(0.21)		0.02	(0.20)
Net Income	(53.5)		(93.0)		(27.7)	(44.6)
Net Income per Share—Basic and Diluted	(0.67)		(3.46)		(0.35)	(0.56)
Ratio of Earnings to Fixed Charges	(0.50	x)	(0.39	x)

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

        (a)    Solicitations or Recommendations.    There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

        (b)    Employees and Corporate Assets.    Members of Stream's internal legal department and certain other Stream employees, as necessary, will (i) receive and process any written demands for appraisal of Shares, (ii) negotiate an amendment to that certain Credit Agreement, dated as of October 1, 2009, by and among Stream, Wells Fargo Foothill, LLC, as agent and co-arranger, Goldman Sachs Lending Partners LLC, as co-arranger, and each of the lenders party thereto (the "Credit Agreement"), and (iii) notify participants in Stream's 2008 Stock Incentive Plan of the Merger. Otherwise, there are no officers, class of employees or corporate assets of Stream that have been or will be employed or used by the Filing Persons in connection with the Merger.

Item 15.    Additional Information

        None.

Item 16.    Exhibits

Exhibit	Description
(d)-1	Preferred Stock Purchase Agreement, dated June, 2, 2008, by and among Stream Global Services, Inc. and Ares Corporate Opportunities Fund II, L.P. (incorporated by reference to Exhibit 10.1 to Stream's Current Report on Form 8-K filed with the Commission on June 5, 2008), as amended by Amendment No. 2 to the Preferred Stock Purchase Agreement, dated as of July 17, 2008. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Stream filed with the Commission on July 22, 2008)
(d)-2
Warrant Purchase Agreement, dated as of June 2, 2008, by and among Ares Corporate Opportunities Fund II, L.P., Trillium Capital LLC, R. Scott Murray, M. Benjamin Howe, Kevin T. O'Leary, Stephen D.R. Moore, Paul G. Joubert, Lloyd R. Linnell, Sheila M. Flaherty, Robert Wadsworth, Charles F. Kane and G. Drew Conway, as amended by Amendment No. 1 to Warrant Purchase Agreement, dated as of June 25, 2008. (incorporated by reference to Exhibit 2 to Ares' Schedule 13D filed with the Commission on August 18, 2008)
(d)-3
Stockholder's Agreement, dated August 7, 2008, between Ares Corporate Opportunities Fund II, L.P. and Stream Global Services, Inc. (incorporated by reference to Exhibit 10.3 to Stream's Current Report on Form 8-K filed with the Commission on June 5, 2008)

Exhibit	Description
(d)-4	Amended and Restated Registration Rights Agreement, dated as of August 14, 2009, by and among Stream Global Services, Inc., Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V., NewBridge International Investment Ltd., R. Scott Murray, Trillium Capital LLC, M. Benjamin Howe, Kevin T. O'Leary, Stephen D.R. Moore, Paul G. Joubert, Lloyd R. Linnell, Sheila M. Flaherty, Robert Wadsworth, Charles F. Kane, G. Drew Conway and Deborah Keeman. (incorporated by reference to Exhibit 4.2 to Stream's Current Report on Form 8-K filed with the Commission on August 20, 2009)
(d)-5
Guarantee and Reimbursement Agreement, dated March 2, 2009, by and among Stream Global Services, Inc., Ares Corporate Opportunities Fund II, L.P., Stream Holdings Corporation, Stream Florida Inc., Stream International Inc. and Stream New York Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Stream filed with the Commission on March 6, 2009)
(d)-6
Share Exchange Agreement, dated as of August 14, 2009, among Stream Global Services, Inc., EGS Corp., EGS Dutchco B.V. and NewBridge International Investment Ltd. (incorporated by reference to Exhibit 2.1 to Stream's Current Report on Form 8-K filed with the Commission on August 20, 2009)
(d)-7
Stockholders Agreement, dated as of August 14, 2009, by and among Stream Global Services, Inc., Ares Corporate Opportunities Fund II, L.P., EGS Dutchco, B.V., NewBridge International Investment Ltd., R. Scott Murray and Trillium Capital LLC. (incorporated by reference to Exhibit 4.1 to Stream's Current Report on Form 8-K filed with the Commission on August 20, 2009)
(d)-8
Limited Liability Company Agreement of SGS Holdings LLC, dated as of January 27, 2012, by and among Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V. and NewBridge International Investment Ltd. (incorporated by reference to Exhibit 1 to Parent's Schedule 13D filed with the Commission on January 31, 2012)
(d)-9
Contribution and Exchange Agreement, dated as of January 27, 2012, by and among SGS Holdings LLC, Ares Corporate Opportunities Fund II, L.P., EGS Dutchco, B.V. and NewBridge International Investment Ltd. (incorporated by reference to Exhibit 2 to Parent's Schedule 13D filed with the Commission on January 31, 2012)
(f)	General Corporation Law of the State of Delaware Section 262—Appraisal Rights

34

SIGNATURES

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 31, 2012

SGS HOLDINGS LLC
By:	/s/ NATHAN WALTON Name: Nathan Walton Title: Authorized Signatory
ARES CORPORATE OPPORTUNITIES FUND II, L.P.
By:	ACOF OPERATING MANAGER II, L.P., its Manager
By:	/s/ MICHAEL D. WEINER Name: Michael D. Weiner Title: Authorized Signatory
ACOF MANAGEMENT II, L.P.
By:	ACOF OPERATING MANAGER II, L.P., its General Partner
By:	/s/ MICHAEL D. WEINER Name: Michael D. Weiner Title: Authorized Signatory
ACOF OPERATING MANAGER II, L.P.
By:	/s/ MICHAEL D. WEINER Name: Michael D. Weiner Title: Authorized Signatory
ARES MANAGEMENT LLC
By:	/s/ MICHAEL D. WEINER Name: Michael D. Weiner Title: Authorized Signatory
ARES PARTNERS MANAGEMENT COMPANY LLC
By:	/s/ MICHAEL D. WEINER Name: Michael D. Weiner Title: Authorized Signatory
[Signature Page to Schedule 13E-3]

EGS DUTCHCO B.V.
By:	/s/ SINISA KRNIC Name: Sinisa Krnic Title: Director
EGS LUXCO S.ÀR.L.
By:	/s/ SINISA KRNIC Name: Sinisa Krnic Title: Manager
PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.
By:	PROVIDENCE EQUITY GP VI INTERNATIONAL L.P., its Sole General Partner
By:	PEP VI INTERNATIONAL LTD., its Sole General Partner
By:	/s/ ROBERT S. HULL Name: Robert S. Hull Title: Secretary, Treasurer and Chief Financial Officer
PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.
By:	PEP VI INTERNATIONAL LTD., its Sole General Partner
By:	/s/ ROBERT S. HULL Name: Robert S. Hull Title: Secretary, Treasurer and Chief Financial Officer
PEP VI INTERNATIONAL LTD.
By:	/s/ ROBERT S. HULL Name: Robert S. Hull Title: Secretary, Treasurer and Chief Financial Officer
[Signature Page to Schedule 13E-3]

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.
By:	/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Authorized Signatory
AYALA CORPORATION
By:	/s/ DELFIN C. GONZALEZ JR./ /s/ SOLOMON M. HERMOSURA Name: Delfin C. Gonzalez Jr./ Solomon M. Hermosura Title: Authorized Signatories
AZALEA INTERNATIONAL VENTURE PARTNERS LTD.
By:	/s/ DELFIN C. GONZALEZ JR. Name: Delfin C. Gonzalez Jr. Title: Authorized Signatory
LIVEIT INVESTMENTS LIMITED
By:	/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Authorized Signatory

[Signature Page to Schedule 13E-3]

SCHEDULE I

I.     MEMBERS OF THE BOARD OF MANAGERS OF PARENT

        The name, business address, principal occupation and the name, principal business and address of the organization in which such occupation is conducted, such person's five-year employment history, including starting and ending dates and the name, principal business and address of the organization in which the employment was carried on, and country of citizenship, of the members of the board of managers of SGS Holdings LLC are as set forth below.

        Nathan Walton.    Mr. Walton is a Principal of Ares Management LLC, an alternative asset investment management firm. Mr. Walton joined Ares Management in March 2006 as part of the Capital Markets Group and later moved to the Private Equity Group in March 2007. He has also served on the Board of Directors of Stream Global Services, Inc. since August 2008 and on the Board of Directors of Plasco Energy Group, Inc., a clean energy technology company, since July 2010. He received a BA in Politics from Princeton University and a MBA from Stanford University. Mr. Walton's current business address is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067, and his current business phone number is (310) 201-4100. Mr. Walton is a citizen of the United States of America.

        Alfredo I. Ayala (President and Chief Executive Officer of LiveIt, Managing Director of Ayala Corporation, and Director of NewBridge).    Mr. Ayala is a Managing Director of Ayala Corporation and a Member of the Management Committee of Ayala Corporation (Ayala Group) since 2009. He is the President and Chief Executive Officer of LiveIt Investments, Ltd., the holding company of Ayala Corporation for its investments in the business process outsourcing (BPO) sector. Mr. Ayala is the Chairman of Integreon, Inc. and Non-Executive Vice Chairman of Stream Global Services, Inc. He is a director of HRMall Holdings Limited and Affinity Express Holdings Limited and Chairman of the Business Processing Association of the Philippines (BPA/P). Previously, he was Chairman of SPi, one of the leading non-voice BPO companies in Asia. Prior to that, he was a Partner at Crimson Investment, an international private equity firm, and a Managing Director and Co-Founder of MBO Partners, an international private equity firm. Mr. Ayala holds a double-major B.A. degree in Development Studies and Economics from Brown University (with Honors) and an MBA from the Harvard Graduate School of Business Administration. Mr. Ayala's current business address is 34/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226, and his current business phone number is 63-2-848-5758. Mr. Ayala is a citizen of the Philippines.

        R Davis Noell.    Mr. Noell is a Principal of Providence Equity Partners. Prior to joining Providence in 2003, Mr. Noell was an analyst in Deutsche Bank's media investment banking group. Mr. Noell has also served on the Board of Directors of Stream Global Services, Inc. since October 2009, on the Board of Directors of Altegrity Inc., a privately held security and information technology services company, since November 2010, and from December 2008 to September 2009, he served on the Board of Directors of eTelecare Global Solutions, Inc. Mr. Noell holds a B.A degree from the University of North Carolina at Chapel Hill. Mr. Noell's current business address is c/o Providence Equity L.L.C., 9 W. 57th Street, Suite 4700, New York, New York 10019, and his current business phone number is (212) 588-6700. Mr. Noell is a citizen of the United States of America.

        None of the above-named persons has (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

1

II.    DIRECTORS AND OFFICERS OF THE PROVIDENCE ENTITIES AND THE AYALA ENTITIES

A.    THE PROVIDENCE ENTITIES

        The name, business address, principal occupation and the name, principal business and address of the organization in which such occupation is conducted, such person's five-year employment history, including starting and ending dates and the name, principal business and address of the organization in which the employment was carried on, and country of citizenship, of the directors and executive officers of EGS Dutchco B.V ("EGS Dutchco"), EGS Luxco S.àr.l. ("EGS Luxco"), Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. are as set forth below. Except as otherwise noted, each person identified below is a citizen of the United States of America. Except as otherwise noted, the current business address of each person is Providence Equity Partners L.L.C., 50 Kennedy Plaza, Providence, Rhode Island 02903, and the current business phone number of each person is (401) 751-1700.

        Jonathan M. Nelson.    Mr. Nelson is the President and Chief Executive Officer of Providence Equity Partners L.L.C. Mr. Nelson has served as Chief Executive Officer of Providence Equity Partners L.L.C. and its predecessor since 1989. In addition, Mr. Nelson serves on the board of directors of Univision Communications Inc., Yankees Entertainment and Sports Network, L.L.C., Television Broadcast Limited and Hulu, L.L.C. He is a member of the Sony Corporation Supervisory Board.

        Glenn M. Creamer.    Mr. Creamer is Senior Managing Director and Executive Vice-President of Providence Equity Partners L.L.C. Mr. Creamer has served as Senior Managing Director of Providence Equity Partners L.L.C. and its predecessor since 1999. In addition Mr. Creamer serves on the board of directors of CDW Corporation.

        Paul J. Salem.    Paul Salem is Senior Managing Director and Executive Vice-President of Providence Equity Partners L.L.C. Mr. Salem has served as Senior Managing Director of Providence Equity Partners L.L.C. and its predecessor since 1992. In addition, Mr. Salem serves on the board of directors of NEW/Asurion, Education Management Corporation and NexTag, Inc.

        Robert S. Hull.    Robert Hull is Secretary, Treasurer and Chief Financial Officer of Providence Equity Partners L.L.C. Mr. Hull has served as Chief Financial Officer of Providence Equity Partners L.L.C. since 2010. From 2007 until 2010, Mr. Hull served as Executive Vice President and Chief Financial Officer of GMAC Financial Services. During this time, Mr. Hull also served as Chairman of Ally Bank and as a member of GMAC's Executive Committee. From 2005 until 2007, Mr. Hull served as Chief Financial Officer for Bank of America's Global Wealth and Investment Management Business.

        George Cobleigh (director of EGS Dutchco and manager of EGS Luxco).    Mr. Cobleigh is the Director of Taxation of Providence Equity Partners L.L.C. He has served as the Director of Taxation of Providence Equity Partners L.L.C. since 2004.

        Sinisa Krnic (director of EGS Dutchco and manager of EGS Luxco).    Mr. Krnic is a director of Providence Equity Partners L.L.C. and is responsible for European tax structuring and compliance. Prior to joining Providence in 2007, Mr. Krnic worked at Deloitte & Touche for nine years and most recently served as a director in the mergers and acquisitions tax group. Mr. Krnic is a citizen of the United Kingdom. The principal business address is Providence Equity LLP, 28 St. George Street, London, England W1S 2FA.

        Dirk Stolp (director of EGS Dutchco).    Mr. Stolp is a Managing Director at ATC Corporate Services (Netherlands) B.V. He has served as Managing Director since January 1997. Mr. Stolp is a citizen of The Netherlands. His principal business address is Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.

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        Edwin Rijbroek (director of EGS Dutchco).    Mr. Rijbroek is a Business Unit Manager at ATC Corporate Services (Netherlands)  B.V. He has served in this position since January 2005. Mr. Martinus is a citizen of The Netherlands. His principal business address is Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.

        Michael Kidd (manager of EGS Luxco).    Mr. Kidd is a corporate manager for various foreign subsidiaries of public companies and private equity sponsors. He is a citizen of Luxembourg. His principal business address is 31 Grand Rue, L-1661 Luxembourg.

        Claude Larbiére (manager and finance director of EGS Luxco).    Mr. Larbiére is a Managing Director of Gefco, a company he founded in 1993. Mr. Larbiére is a citizen of Luxembourg. His business address is Gefco SA, 6, rue N. Wester, L-5836 Alzingen, Luxembourg.

        None of the above-named persons has (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

B.    AYALA ENTITIES

        The name, business address, principal occupation and the name, principal business and address of the organization in which such occupation is conducted, such person's five-year employment history, including starting and ending dates and the name, principal business and address of the organization in which the employment was carried on, and country of citizenship, of the directors and executive officers of NewBridge International Investment Ltd. ("NewBridge"), Ayala Corporation, Azalea International Venture Partners Ltd. ("Azalea") and LiveIt Investments Limited ("LiveIt") are as set forth below. Except as otherwise noted, each person identified below is a citizen of The Philippines. Except as otherwise noted, the current business address of each person is 34/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226, and the current business phone number of each person is 63-2-848-5758.

        Jaime Augusto Zobel de Ayala (Chairman and Chief Executive Officer of Ayala Corporation, and Chairman of LiveIt).    Mr. Zobel is Chairman (since 2006) and Chief Executive Officer (since 1995) of Ayala Corporation and a Member of the Management Committee of Ayala Corporation (Ayala Group). He has served as a Member of its Board of Directors since 1987. Mr. Zobel has been the Chairman of LiveIt since August 2010. He is the Chairman of Globe Telecom, Inc., Bank of the Philippine Islands, and Integrated Micro-Electronics, Inc.; Vice Chairman of Ayala Land, Inc., and Manila Water Company, Inc.; Co-Vice Chairman of Mermac, Inc., and Ayala Foundation, Inc.; and Director of BPI PHILAM Life Assurance Corporation, Alabang Commercial Corporation, Ayala International Pte Ltd, and Ayala Hotels, Inc. Mr. Zobel is a Member of the Mitsubishi Corporation International Advisory Committee, JP Morgan International Council, and Toshiba International Advisory Group. He is a Philippine Representative to the Asia Pacific Economic Council. He is also Chairman of the Harvard Business School Asia-Pacific Advisory Board; Vice Chairman of the Asia Business Council; Member of Harvard University Asia Center Advisory Committee; Member of the Board of Trustees of the Singapore Management University, and Asian Institute of Management; Member of the Asia Society and the International Business Council of the World Economic Forum; Chairman of the World Wildlife Fund Philippine Advisory Council; Vice Chairman of the Asia Society Philippines Foundation, Inc.; Co-Vice Chair of the Makati Business Club; and Member of the Board of Trustees of the Children's Hour Philippines, Inc. Mr. Zobel holds a B.A. degree in Economics (cum laude) from Harvard College (1981) and an MBA from the Harvard Graduate School of Business Administration (1987).

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        Fernando Zobel de Ayala (President and Chief Operating Officer of Ayala Corporation and Vice Chairman of LiveIt).    Mr. Zobel is President and Chief Operating Officer (since April 2006) of Ayala Corporation and a Member of the Management Committee of Ayala Corporation (Ayala Group). Mr. Zobel is also Vice Chairman of Ayala Corporation and has served as a Member of the Board of Directors since 1994. He has been the Vice Chairman of LiveIt since August 2010. Mr. Zobel is Chairman of Ayala Land, Inc., Manila Water Company, Inc., Ayala DBS Holdings, Inc., and Alabang Commercial Corporation; Vice Chairman of Azalea Technology Investments, Inc.; Co-Vice Chairman of Ayala Foundation, Inc. and Mermac, Inc.; Director of Bank of the Philippine Islands, Globe Telecom, Inc., Integrated Micro-Electronics, Inc., Asiacom Philippines, Inc., Ayala Hotels, Inc., AC International Finance Limited, and Ayala International Pte Ltd. Mr. Zobel is a Member of the Asia Society, World Economic Forum, INSEAD East Asia Council, and the World Presidents' Organization; Director of the Board of Habitat for Humanity International and Chairman of Habitat for Humanity's Asia-Pacific Steering Committee; Trustee of the International Council of Shopping Centers; Member of the Board of Directors of Caritas Manila, Pilipinas Shell Corporation, and Pilipinas Shell Foundation; and Member of the Kapit-Bisig para sa Ilog Pasig Advisory Board. Mr. Zobel holds a B.A. degree in Liberal Arts from Harvard College (1982) and a Certificate of International Management from INSEAD, France.

        Antonio Jose U. Periquet (Independent Director of Ayala Corporation).    Mr. Periquet is an independent director of Ayala Corporation since September 2010. He was the Chairman of Deutsche Regis Partners, Inc. from 1999 to August 2010. He has been serving as the Chairman of Pacific Main Holdings, Inc. since 1999, a director at the Development Bank of the Philippines since 2010, an independent director of DMCI Holdings, Inc. since August 2010, and an independent director of Philippine Seven Corporation since 2010. Mr. Periquet obtained his AB Economics degree from Ateneo de Manila University in 1982, MSc Development Economics degree from Oxford University in 1988 and MBA degree from the University of Virginia in 1990. His business address is at the DBP Building, Senator Gil Puyat Avenue corner Makati Avenue, Makati City, Philippines.

        Delfin L. Lazaro (Director of Ayala Corporation, Director of Azalea, and Director of LiveIt).    Mr. Lazaro has been a director of Ayala Corporation since 2007. He was its Chief Finance Officer from 2003 to 2006 and was a member of its Management Committee from 1996 to 2010. He is the Chairman of Philwater Holdings Company, Inc., Atlas Fertilizer & Chemicals, Inc., and Azalea International Venture Partners Limited; Chairman and President of Michigan Power, Inc., Purefoods International, Ltd., and A.C.S.T. Business Holdings, Inc.; President of Azalea Technology Investments, Inc.; Director of Globe Telecom, Inc., Ayala Land, Inc., Integrated Micro-Electronics, Inc., Manila Water Company, Inc., Ayala DBS Holdings, Inc., AYC Holdings, Ltd., Ayala International Holdings, Ltd., Bestfull Holdings Limited, AG Holdings, AI North America, Inc., Probe Productions, Inc., and Empire Insurance Company; and Trustee of Insular Life Assurance Co., Ltd. He is also a Director of LiveIt Investments Limited. Mr. Lazaro holds a B.S. degree in Metallurgical Engineering from the University of the Philippines (1967) and an MBA (with distinction) from Harvard Graduate School of Business (1971).

        Xavier P. Loinaz (Independent Director of Ayala Corporation).    Mr. Loinaz is an independent director of Ayala Corporation (since 2009). He is an Independent Director of Bank of the Philippine Islands, BPI Family Savings Bank, Inc., BPI Capital Corporation, BPI Direct Savings Bank, Inc., BPI/MS Insurance Corporation and Globe Telecom, Inc.; Trustee of BPI Foundation, Inc. and E. Zobel Foundation; and Chairman of the Alay Kapwa Kilusan Pangkalusugan. Mr. Loinaz holds an A.B. degree from Ateneo de Manila University (1963) and an MBA-Finance from Wharton School, University of Pennsylvania, USA (1965). His business address is at the 19th Floor, BPI Head Office Building, 6768 Ayala Avenue, Makati City, Philippines.

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        Ramon R. Del Rosario, Jr. (Independent Director of Ayala Corporation).    Mr. del Rosario, Jr. is an independent director of Ayala Corporation (since 2010). He is the President and Chief Executive Officer of Philippine Investment Management (PHINMA), Inc. since July 2002. He is also President of Bacnotan Consolidated Industries, Inc. (since December 2003), Microtel Development Corporation, and Atlas Holdings Corp. (since March 2010). He is a director of Holcim Philippines, Inc. and Roxas Holdings, Inc. He was Chairman and CEO of AB Capital and Investment Corporation (from March 2004 to January 2010) and Chairman of Trans-Asia Gold and Minerals Development Corporation from July 2007 to 2009. He served as the Philippines' Secretary of Finance from 1992 to 1993. He is the current chairman of the Makati Business Club and he was the Management Association of the Philippines' Management Man of the Year for 2010. Mr. del Rosario graduated with degrees in BSC-Accounting and AB-Social Sciences (magna cum laude) from De La Salle University, Manila, in 1967, and earned his Master in Business Administration at Harvard Business School in 1969. His business address is at the Phinma Plaza, 29 Plaza Drive, Rockwell Center, Makati City, Philippines.

        Nobuya Ichiki (Director of Ayala Corporation).    Mr. Ichiki is a director of Ayala Corporation (since 2009). He is the General Manager of Mitsubishi Corporation-Manila Branch since May 2009; Chairman of International Elevator & Equipment, Inc.; Chairman and President of MCPL (Philippines), Inc.; President of the Japanese Chamber of Commerce & Industry of the Philippines; Director of The Japanese Association Manila, Inc., Isuzu Philippines Corporation, Imasen Philippines Manufacturing Corporation, Kepco Ilijan Corporation, Team Diamond Holdings, UniCharm Philippines, Inc., Robinsons Convenience Stores, Inc., Trans World Agro-Products Corporation, Laguna Technopark, Inc., West of Laguna Development Corporation, and Seneca Holdings, Inc. Mr. Ichiki holds a degree in Engineering, Major in Urban Planning, from the University of Tokyo. His business address is at the 14th Floor, L. V. Locsin Building, 6752 Ayala Avenue corner Makati Avenue, Makati City, Philippines.

        Rufino Luis T. Manotok (Senior Managing Director of Ayala Corporation).    Mr. Manotok is a Senior Managing Director of Ayala Corporation and a Member of the Management Committee of Ayala Corporation (Ayala Group) since 1999. He is President and Chairman of Ayala Automotive Holdings Corporation. Mr. Manotok is also President and Chairman of Honda Cars Makati, Inc., Isuzu Automotive Dealership, Inc., Isuzu Iloilo Corp., and Prime Initiatives, Inc.; Chairman of Honda Cars Cebu, Inc. and Isuzu Cebu, Inc.; and Director of Philwater Holdings Company, BPI Family Savings Bank, Inc., Bestfull Holdings Limited, Fine State Group Limited; Water Capital Works, AC International Finance Ltd., AG Holdings Limited, AI North America, Inc., Asiacom Philippines, Inc., AYC Holdings Ltd., Azalea International Venture Partners Ltd., Ayala Systems Technology, Inc., IMA Landholdings, Inc, and Michigan Holdings, Inc. He was the Chief Finance Officer and Corporate Information Officers of Ayala Corporation until 2010. Mr. Manotok earned a bachelor's degree in Economics from Ateneo de Manila University (1971) and a master's degree in Business Management from the Asian Institute of Management (1973). He also completed the Advanced Management Program at Harvard Graduate School of Business Administration (1974).

        Ramon G. Opulencia (Treasurer of Ayala Corporation).    Mr. Opulencia is a Managing Director and Treasurer of Ayala Corporation since September 2005. From November 1992 until September 2005, he served as Senior Assistant Treasurer of Ayala Corporation. He also serves as a Director of Bpi Family Savings Bank Inc., Ayc Holdings Ltd. and Ayc Finance Ltd. He earned a bachelor's degree from De La Salle University (1978), a master's degree from the Asian Institute of Management (1983) and a post-graduate certificate from the Harvard Business School (2005).

        Gerardo C. Ablaza, Jr. (Senior Managing Director of Ayala Corporation, Director of Azalea, and Director of LiveIt).    Mr. Ablaza is a Senior Managing Director of Ayala Corporation and a Member of the Management Committee of Ayala Corporation (Ayala Group) since 1998. He is President and Chief Executive Officer of Manila Water Company, Inc. since June 2010. Mr. Ablaza is also a Director

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of Azalea and LiveIt. Mr. Ablaza is Co-Vice Chairman of Globe Telecom, Inc.; and a Board Director of Bank of the Philippine Islands, BPI Family Savings Bank, Inc., BPI Card Finance Corporation, Asiacom Philippines, Inc., Manila Water Company, Inc. He was appointed Chief Executive Officer of AC Capital from January 1 to June 30, 2010. He was the President and Chief Executive Officer of Globe Telecom, Inc. from 1998 to April 2009. Mr. Ablaza was previously Vice President and Country Business Manager for the Philippines and Guam of Citibank, N.A. for its global consumer banking business. Prior to this position, he was Vice President for Consumer Banking of Citibank, N.A. Singapore. Attendant to his last position in Citibank, N.A., he was the bank's representative to the Board of Directors of CityTrust Banking Corporation and its various subsidiaries. In 2004, he was recognized by CNBC as the Asia Business Leader of the Year, making him first Filipino CEO to win the award. In the same year, he was awarded by Telecom Asia as the Best Asian Telecom CEO. Mr. Ablaza graduated summa cum laude from De La Salle University in 1974 with an AB degree major in Mathematics (Honors Program). His business address is at the MWSS Administration Building, 489 Katipunan Road, Balara, Quezon City 1105, Philippines.

        Victoria P. Garchitorena (Managing Director of Ayala Corporation).    Ms. Garchitorena is a Managing Director of Ayala Corporation and a Member of the Management Committee of Ayala Corporation (Ayala Group) since 2006. She is President a Board Member of Ayala Foundation, Inc., the corporate social responsibility arm of the Ayala group of companies. Ms. Garchitorena is also President of the Philippine Development Foundation (formerly Ayala Foundation USA). She is a Trustee of the International Center on Innovation, Transformation and Excellence in Governance and Pinoy Me Foundation; Member of the Asia Pacific Advisory Council Against Corruption-World Bank, the World Bank Social Protection Advisory Board, League of Corporate Foundations and Makati Business Club; and Member of the National Committee of Bishops-Businessmen's Council for Human Development. Previously, Ms. Garchitorena was a Senior Consultant on Poverty Alleviation and Good Governance and the Head of the Presidential Management Staff and Secretary to the Cabinet under the Office of the President of the Republic of the Philippines; Director of Philippine Charity Sweepstakes Office; Executive Assistant to the Chairman and President of the Meralco Foundation, Inc.; Trustee of the Ramon Magsaysay Awards Foundation; Co-Chairperson of EDSA People Power Commission; Board Member of the US-based Council of Foundations; and Member of the Global Foundation Leaders Advisory Group of World Economic Forum and Governor of Management Association of the Philippines. Ms. Garchitorena holds a BS degree in Physics (summa cum laude) from the College of Holy Spirit (1964) and was an SGV scholar at the Asian Institute of Management. Her business address is at the 10th Floor, Ayala Wing, BPI Building, 6768 Ayala Avenue corner Paseo de Roxas, Makati City, Philippines.

        Antonino T. Aquino (Senior Managing Director of Ayala Corporation).    Mr. Aquino is a Senior Managing Director of Ayala Corporation and a Member of the Management Committee of Ayala Corporation (Ayala Group) since August 1998. He is President and Chief Executive Officer of Ayala Land, Inc. (since April 2009). Mr. Aquino is a Member of the Board of Directors of Manila Water Company, Inc. and President of HERO Foundation and Bonifacio Arts Foundation, Inc. He also serves as a member of the board of various corporate social responsibility foundations such as Ayala Foundation, Inc., Manila Water Foundation, and Makati Environment Foundation. He was President and CEO of Manila Water Company, Inc, and Ayala Property Management Corporation; a Senior Vice President of Ayala Land, Inc., and a Business Unit Manager in IBM Philippines, Inc. He was named "Co-Management Man of the Year 2009" by the Management Association of the Philippines for his leadership role in a very successful waterworks privatization and public-private sector partnership. Mr. Aquino earned a BS degree, major in Management from Ateneo de Manila University (1968) and completed academic units for the master's degree in Business Management at Ateneo Graduate School of Business (1975). His business address is at the 31st Floor, Tower One & Exchange Plaza, Ayala Triangle, Ayala Avenue, Makati City, Philippines.

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        Arthur R. Tan (Senior Managing Director of Ayala Corporation).    Mr. Tan is a Senior Managing Director of Ayala Corporation and a Member of the Management Committee of Ayala Corporation (Ayala Group) since 2005. He is President and Chief Executive Officer of Integrated Micro-Electronics, Inc. Mr. Tan is also the President and Chief Executive Officer of PSi Technologies Inc. and President of Speedy-Tech Electronics Ltd., and Chairman of the Board of Speedy-Tech Philippines, Inc. Prior to joining Ayala Corporation, he was the Managing Director for the Asia Pacific Region/Japan of American Microsystems, Inc. (Massachusetts). Mr. Tan earned a BS degree in Electronics and Communications Engineering from Mapua Institute of Technology (1982). He took post-graduate classes in MSEE at the University of Idaho and business courses at Harvard University. His business address is at North Science Avenue, Laguna Technopark, Binan, Laguna 4034, Philippines.

        Rufino F. Melo III (Controller of Ayala Corporation).    Mr. Melo serves as the Managing Director, Controller and Principal Accounting Officer of Ayala Corporation since 2006. He is also a Director of Darong Agricultural Development Corporation. Previously, he served as an associate director of Ayala Corporation from 1998 to 2005.He holds a B.S. in Accountancy from University of the East (1975).

        Delfin C. Gonzalez, Jr. (Chief Finance Officer of Ayala Corporation, Director of NewBridge, Director of Azalea, and Director of LiveIt).    Mr. Gonzalez is the Chief Finance Officer of Ayala Corporation and is a Member of the Management Committee of Ayala Corporation (Ayala Group) and Finance Committee since April 2010. Mr. Gonzalez is also a Director of Azalea International Venture Partners Ltd., LiveIt Investments Limited and NewBridge International Investment Ltd. Prior to this post, he was Chief Finance Officer for Globe Telecom Inc. Before joining Ayala Corporation, Mr. Gonzalez was with San Miguel Corporation for 24 years in the Strategic Planning and Finance groups, ending his stint there as Executive Vice President, Chief Finance Officer and Treasurer. He was awarded "Best CFO" by FinanceAsia in 2002, 2003, 2005, 2006 and 2008. He was also awarded Best CFO for 2007 by the ING-Finex Best CFO of the Year Award. Mr. Gonzalez graduated magna cum laude from De La Salle University with a BS degree in Chemical Engineering (1971). He received his MBA from the Harvard Business School in 1975.

        Ginaflor C. Oris (Managing Director of Ayala Corporation and Director of Azalea).    Ms. Oris is a Managing Director and Head of Corporate Finance and Asset Management of Ayala Corporation since January 2010. She is also a Director of Azalea International Venture Partners Ltd. She was an Associate Director of Ayala Corporation from January 2006 until December 2009. She was a director of LiveIt until August 2010. She earned a bachelor's degree in computer science from Ateneo de Manila University and a master's degree from the Asian Institute of Management.

        Alfredo I. Ayala (President and Chief Executive Officer of LiveIt, Managing Director of Ayala Corporation, and Director of NewBridge).    Mr. Ayala is a Managing Director of Ayala Corporation and a Member of the Management Committee of Ayala Corporation (Ayala Group) since 2009. He is the President and Chief Executive Officer of LiveIt Investments, Ltd., the holding company of Ayala Corporation for its investments in the business process outsourcing (BPO) sector. Mr. Ayala is the Chairman of Integreon, Inc. and Non-Executive Vice Chairman of Stream Global Services, Inc. He is a director of HRMall Holdings Limited and Affinity Express Holdings Limited and Chairman of the Business Processing Association of the Philippines (BPA/P). Previously, he was Chairman of SPi, one of the leading non-voice BPO companies in Asia. Prior to that, he was a Partner at Crimson Investment, an international private equity firm, and a Managing Director and Co-Founder of MBO Partners, an international private equity firm. Mr. Ayala holds a double-major B.A. degree in Development Studies and Economics from Brown University (with Honors) and an MBA from the Harvard Graduate School of Business Administration.

        John Eric T. Francia (Managing Director of Ayala Corporation and Director of LiveIt).    Mr. Francia is a Managing Director at Ayala Corporation since January 2009 where he also serves as the Group Head of Corporate Strategy and Development and as a Member of the Finance Committee.

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He is the Chairman of PhilNewEnergy, Inc. and previously served as the Head of Global Business Planning and Operations at the Monitor Group. He serves as a Director of Integreon, Inc., Manila Water Co., Integrated Microelectronics, Inc., Michigan Power Inc., Philwater Holdings Co. Inc. and LiveIt Investments Ltd. Mr. Francia earned a bachelor's degree, magna cum laude, in humanities and political economy from the University of the Asia and the Pacific and a master's degree, with honors, in management studies from Cambridge University, with first class honors.

        Solomon M. Hermosura (Managing Director of Ayala Corporation and Director of NewBridge).    Mr. Hermosura is a Managing Director of Ayala Corporation since January 1999 and a Member of the Management Committee of Ayala Corporation since January 2009. He is also the General Counsel, Compliance Officer, and Assistant Corporate Secretary of Ayala Corporation and heads the Legal and Compliance Group. Mr. Hermosura is also Corporate Secretary of Manila Water Company, Inc., Integrated Micro-Electronics, Inc., Globe Telecom, Inc., Philwater Holdings Company, Inc., AC International Finance Ltd., AYC Finance Ltd., Affinity Express Holdings, Inc., and Integreon, Inc.; and Assistant Corporate Secretary of Ayala Land Inc. He also serves as a member of the Board of Directors of a number of companies in the Ayala group, including as Director and Secretary of NewBridge International Investment Ltd. Mr. Hermosura earned his Bachelor of Laws from San Beda College (1986) and placed third in the 1986 Philippine Bar Examinations.

        John Philip S. Orbeta (Managing Director of Ayala Corporation).    Mr. Orbeta is a Managing Director and Group Head for Corporate Resources of Ayala Corporation. He is also the Head of Strategic Human Resources and Organizational Development of Ayala Corporation since May 2005. He has been the Non-Executive Chairman of HRMall Holdings Limited since March 2011, and President of said company since August 2009. He was a director of LiveIt until June 2010. He served as Senior Vice President of Ayala Land Inc., since April 5, 2006 and also served as its Head of Human Resource. He served as Vice President of Watson Wyatt Worldwide Inc. (formerly, Watson Wyatt & Company Holdings) since 1998 and its Global Director of Human Capital Group and Practice Director of Human Capital Group (Asia-Pacific) since 1999. From 1991 to 2000, he served as Managing Consultant for Watson Wyatt's Manila office. He serves as Chairman of the Ayala Group Human Resources Council. Prior to Watson Wyatt, Mr. Oreta served as a Director of Watson Wyatt & Co. and Watson Wyatt Worldwide Inc. from 2000 to 2003. Mr. Orbeta was a faculty member of the Mathematics Department and Director of Computer Education and Services at the Ateneo de Manila University. Mr. Orbeta is a member and Certified Compensation Professional (CCP) of WorldatWork (formerly the American Compensation Association) and is the first practitioner in the Philippines to have earned this designation. He is a member of the American, European and Australia/New Zealand Chambers of Commerce in the Philippines and the Personnel Management Association of the Philippines, and also served as President of the Compensation Management Society of the Philippines. Mr. Orbeta has a B.A. in Economics from Ateneo de Manila University in the Philippines in 1982 and where he also attended graduate studies in Industrial Psychology. He also completed the Watson Wyatt Leadership Development Program at the Harvard School of Business in 1995.

        Peter D. Maquera (deputy CEO and Director of LiveIt).    Mr. Maquera has been the deputy CEO of LiveIt Investments Ltd. since April 2010. He is also a Director of HRMall Holdings Limited, and Chairman of Affinity Express Holdings Ltd. He was president and chief executive officer of SPI Technologies Inc. and served as its Vice President of Corporate Development. Mr. Maquera previously served as a Director of Stream Global Services, Inc. Mr. Maquera earned a B.S. degree in civil engineering and an MBA from the University of Southern California.

        Fatima P. Agbayani (Treasurer and Chief Finance Officer of LiveIt).    Ms. Agbayani has been the treasurer and chief finance officer of LiveIt since February 2011. She was the Vice President of Finance for Aegis PeopleSupport, Inc. from 2005 to December 2010.

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        None of the above-named persons has (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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